Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

BETWEEN

WGR OPERATING LP

AS SELLER

AND

LEGACY RESERVES OPERATING LP

AS PURCHASER

Executed on July 3, 2015

(Continued)

(Continued)

(Continued)

EXHIBITS

Exhibit “A”	Dew Gathering System
Exhibit “B”	Pinnacle Gathering System
Exhibit “C”	Reserved
Exhibit “D”	Form of Assignment of the Membership Interests
Exhibit “E”	Form of Transition Services Agreement
Exhibit “F”	Form of Audit Representation Letter

SCHEDULES

Schedule 4.1(a)	Knowledge Persons
Schedule 4.5	Seller No Conflicts
Schedule 4.6	Membership Interest Encumbrances
Schedule 5.5	Company No Conflicts
Schedule 5.7	Litigation
Schedule 5.8	Taxes and Assessments
Schedule 5.9	Compliance with Laws
Schedule 5.10(a)	Material Contracts
Schedule 5.10(b)	Material Contract Defaults
Schedule 5.11	Absence of Liabilities
Schedule 5.12	Governmental Authorizations
Schedule 5.13(a)	Surface Deeds
Schedule 5.13(b)	Easements
Schedule 5.13(i)	Equipment
Schedule 5.14	Status
Schedule 5.15	Outstanding Capital Commitments
Schedule 5.16	Throughput Data
Schedule 5.23	Company Changes
Schedule 7.6	Operation of Business
Schedule 8.2(i)	Affiliate Contracts to be Terminated
Schedule 11.7(f)	Pre-Signing Title Matters
Schedule 12.3	Transfer Fees

DEFINITIONS

“Acquired Company” means each of the Company and Pinnacle.

“Adjusted Purchase Price” means the Purchase Price after calculating and applying the adjustments set forth in Section 2.2.

“Adjustment Period” has the meaning set forth in Section 2.2(a).

“Affiliate” means, with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of this definition,  “control” (and any derivative of such term) means the power to direct or cause the direction of the management or policies of a Person, through the ownership of voting securities, by contract or otherwise, and shall be deemed to exist upon the ownership of (or the right to exercise or direct) fifty percent (50%) or more of the voting rights in the appointment of directors (or persons performing equivalent functions) of such entity, or fifty percent (50%) or more of the interests in such entity.  In the case of a limited partnership, the general partner or partners shall be deemed to control the partnership, and in the case of a manager-run limited liability company, a sole manager shall be deemed to control the company.  Prior to the Closing, the Company and Pinnacle shall be Affiliates of the Seller, and from and after the Closing, the Company and Pinnacle shall be Affiliates of the Purchaser.

“Agreed Interest Rate” means simple interest calculated at the rate of six percent (6%) per annum.

“Agreement” means this Membership Interest Purchase and Sale Agreement.

“Assessment” has the meaning set forth in Section 7.1(b).

“Assumed Obligations” has the meaning set forth in Section 11.3.

“Business Day” means each calendar day except Saturdays, Sundays, and Federal holidays.

“Casualty Loss” means any damage or reduction in value of the Pipeline Assets that (a) occurs during the period between the date of this Agreement and the Closing as a result of acts of God, fire, explosion, earthquake, windstorm or flood, but excluding any damage or reduction in value as a result of depreciation, mechanical failure or gradual structural deterioration of materials, equipment and infrastructure and (b) is in an amount that exceeds $500,000.

“Claim” or “Claims” has the meaning set forth in Section 11.4(a).

“Claim Notice” has the meaning set forth in Section 11.5(b).

“Closing” has the meaning set forth in Section 9.1(a).

“Closing Date” has the meaning set forth in Section 9.1(b).

“Closing Payment” has the meaning set forth in Section 9.4(a).

“Code” has the meaning set forth in Section 2.3.

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“Company” has the meaning set forth in the recitals to this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 7.1(a).

“Contracts” means any written and legally binding contract, agreement, commitment, obligation, lease of personal property, license or other arrangement, understanding or undertaking.

“Contribution Agreement” means the Contribution Agreement, dated as of July 3, 2015, by and among Seller, Anadarko Gathering Company LLC and the Company.

“Deposit” has the meaning set forth in Section 2.4.

“Dew Gathering System” has the meaning set forth in Section 1.2(a).

“Dew Pipeline Assets” has the meaning set forth in Section 1.2.

“Dew Pipeline Easements” has the meaning set forth in Section 1.2(c).

“Dew Records” has the meaning set forth in Section 1.2(g).

“Disclosed Additional Matters” has the meaning set forth in Section 7.11.

“DTPA” has the meaning set forth in Section 11.9(a).

“Easement Claims” has the meaning set forth in Section 11.7(d).

“Easements” means the Dew Pipeline Easements and the Pinnacle Pipeline Easements.

“Effective Time” has the meaning set forth in Section 1.4(a).

“Environmental Information” has the meaning set forth in Section 7.1(b).

“Environmental Laws” means, as the same may have been amended, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Atomic Energy Act, 42 U.S.C. § 2011 et seq.; and all similar Laws of any Governmental Body having jurisdiction over the property in question and any common law, in each case addressing public or employee health and safety, pollution, protection or preservation and restoration of the environment and natural resources, the generation, handling, emission, discharge, treatment, storage, transportation or disposal of any Hazardous Material, NORM or Hydrocarbons, protection of threatened and endangered species, wetlands and waterways and all rules or regulations implementing the foregoing that are applicable to the ownership, operation, use or maintenance of the Pipeline Assets.

“Environmental Liabilities” means any and all environmental response costs (including costs of remediation), damages, natural resource damages, settlements, consulting fees, expenses, penalties, fines, orphan share, prejudgment and post-judgment interest, court costs, attorneys’ fees, and other liabilities incurred or imposed (a) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar act (including settlements) by any Governmental Body to the extent arising out of any violation of, or remedial obligation under, any Environmental Laws, which order, notice, directive, injunction, judgment or similar act is attributable to the ownership or operation of the Pipeline Assets prior to the Closing Date or (b) pursuant to any claim or cause of action by a Governmental Body or other Person for personal injury, property damage, damage to natural resources, remediation or response costs to the extent arising out of any violation of, or any remediation obligation under, any Environmental Laws or Contract, which claim or cause of action is attributable to the ownership or operation of the Pipeline Assets prior to the Closing Date.

“Equity Interests” means, with respect to any Person: (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person; (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to acquire any of the foregoing.

“Financial Statements” has the meaning provided in Section 5.22.

“First Deductible” has the meaning set forth in Section 11.7(d).

“Franchise Taxes” means Texas franchise taxes imposed pursuant to Chapter 171 of the Texas Tax Code, and Franchise Taxes shall be treated as attributable to the period for which the base of the Tax is calculated, even if the payment of such Tax provides the right to do business for another period.  For purposes of this Agreement, Seller shall be treated as having paid an amount of Franchise Taxes attributable to the ownership and operation of the Pipeline Assets during the Adjustment Period that is equal to the amount of such Franchise Taxes that would be due from a stand-alone “taxable entity” (as defined in Section 171.0002 of the Texas Tax Code), that owned solely the Pipeline Assets, and was not included in a combined group with any other taxable entity, during the Adjustment Period.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authorizations” has the meaning set forth in Section 5.12.

“Governmental Body” means any federal, state, local, municipal, or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Hazardous Material” means and includes each substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under, or for which liability or standards of care are imposed by, any Environmental Law, including Hydrocarbons but specifically excluding NORM.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof and sulphur extracted from hydrocarbons.

“Indebtedness” means, with respect to any Person, as of any specified time, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person to pay the deferred purchase or acquisition price of property, (d) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances or similar credit transactions, (e) all obligations of such Person that are required to be classified and accounted for as capital lease obligations under GAAP, the amount of which, as of any date, will be the capitalized amount of such obligations as of such date determined in accordance with GAAP, (f) all obligations of such Person guaranteeing any obligations of any other Person of the type described in the foregoing clauses (a) through (e), and (g) any interest, fee or expense accrued relating to any of the foregoing.

“Indemnified Party” has the meaning set forth in Section 11.5(a).

“Indemnifying Party” has the meaning set forth in Section 11.5(a).

“Indemnity Claim” has the meaning set forth in Section 11.5(b).

“Invasive Activity” has the meaning set forth in Section 7.1(b).

“Laws” means all statutes, laws, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

“Liabilities” of any Person means, as of any given time, any and all Indebtedness, liabilities, commitments and obligations of any kind of such Person, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, determined, determinable or otherwise, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Material Adverse Effect” means any effect that is material and adverse to the ownership, operation or value of the Acquired Companies or the Pipeline Assets, taken as a whole, and as currently operated; provided, however, that “Material Adverse Effect” shall not include (i) any effect resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (ii) any effect resulting from changes in general market, economic, financial, regulatory or political conditions or any outbreak of hostilities or war, terrorism, earthquakes, hurricanes, tornadoes, floods or other natural disasters, (iii) any effect that affects the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally (including changes in commodity prices or general market prices in the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally), (iv) any effect resulting from a change in Laws or regulatory policies, and (v) any failure of the Acquired Companies to meet any internal forecasts or budgets for any period prior to, on or after the date of this Agreement.

“Material Contracts” has the meaning set forth in Section 5.10(a).

“Membership Interests” has the meaning set forth in the recitals to this Agreement.

“Non-Income Taxes” means ad valorem, property, sales, use, transfer and other Taxes, to the extent not imposed based on net or gross income or net or gross receipts, and not including, for the avoidance of doubt, Franchise Taxes or U.S. federal income taxes imposed under the Code.

“Non-Party Affiliates” has the meaning set forth in Section 12.20.

“NORM” means naturally occurring radioactive material.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and bylaws (or any comparable organizational documents in the applicable jurisdiction of formation), (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement (or any comparable organizational documents in the applicable jurisdiction of formation), (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement (or any comparable organizational documents in the applicable jurisdiction of formation), (d) with respect to any Person that is a trust or other entity, its declaration or agreement or trust or other constituent document and (e) with respect to any other Person, its comparable organizational documents.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Permitted Encumbrances” means (a) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory liens arising or incurred in the ordinary course of business securing payments not yet due and payable or due but not delinquent, and that will be paid in the ordinary course of business or that are being contested in good faith; (b) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent and that are expected to be paid in the ordinary course of business or that are being contested in good faith; (c) pledges and deposits made in the ordinary course of business with respect to, and in compliance in all material respects with, workers’ compensation, unemployment insurance and other social security Laws or regulations; (d) with respect to any interest in real property: (i) any conditions, rights, reservations, exceptions or restrictions relating to real property rights owned or leased by the Acquired Companies that: (A) were in place prior to the date such property rights were first acquired by the Acquired Companies or their Affiliates and are disclosed on any title commitment or title report provided or made available to Purchaser prior to the execution of this Agreement or (B) were recorded in the official public records of the county in which the applicable real property is located as of the Effective Time and, other than easements and rights granted or arising in the ordinary course of business to or for the benefit of any public utility or Governmental Body, do not materially and adversely affect the ownership, use or operation of such interests in real property as currently owned, used or operated on the date of this Agreement; and (ii) zoning, building, subdivision or other similar requirements or restrictions; (e) liens granted or arising in the ordinary course of business to or for the benefit of any public utility or Governmental Body with respect to the Pipeline Assets or operations pertaining thereto to the extent not due and payable or delinquent; (f) purchase money liens and liens securing rentals under capital leases with third parties entered into in the ordinary course of business; (g) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business; and (h) any other encumbrances, imperfections, defects or irregularities that do not, individually or in the aggregate, impair in any material respect the ownership, use or operation, as currently owned, used and operated on the date of this

Agreement, the affected Pipeline Assets and which would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating the Acquired Companies and the Pipeline Assets.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Body or any other entity.

“Pinnacle” means Pinnacle Gas Treating LLC, a Texas limited liability company.

“Pinnacle Gathering System” has the meaning set forth in Section 1.3(a).

“Pinnacle Pipeline Assets” has the meaning set forth in Section 1.3.

“Pinnacle Pipeline Easements” has the meaning set forth in Section 1.3(c).

“Pinnacle Records” has the meaning set forth in Section 1.3(g).

“Pipeline Assets” means the Dew Pipeline Assets and the Pinnacle Pipeline Assets.

“Pre-Signing Title Matters” means the matters set forth on Schedule 11.7(f).

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchase Price Allocation” has the meaning set forth in Section 2.3.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnitees” means Purchaser and Purchaser’s Affiliates, each of their respective officers, directors, partners, owners, representatives, agents, employees, subcontractors and Purchaser’s successors and permitted assigns.

“Purchaser’s Auditor” has the meaning set forth in Section 7.10(b).

“Records” means the Dew Records and the Pinnacle Records.

“REGARDLESS OF FAULT” has the meaning set forth in Section 11.4(a).

“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, deposit, disposal, discharge, dispersal, leaching or migrating into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Remediation” means removal, abatement, response, investigative, cleanup and/or monitoring activities, including any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation or bioremediation, or the installation and operation of remediation systems, in each case solely to the extent required under Environmental Laws.

“Second Deductible” has the meaning set forth in Section 11.7(d).

“Seller” has the meaning set forth in the preamble to this Agreement.

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“Seller Assumed Liabilities” means all demands, suits, liabilities or obligations arising out of (a) third Person Claims related to any personal injury (including death) or property damage (other than Environmental Liabilities), to the extent related to the ownership or operation of the Acquired Companies and/or the Pipeline Assets by Seller or its Affiliates and arising from events occurring prior to the Closing Date; (b) third Person Claims related to any disposal offsite of the Pipeline Assets by Seller or its Affiliates prior to the Closing Date of Hazardous Material or NORM arising from the operation or use of the Pipeline Assets; and (c) Claims related to or arising under the matters listed on Schedules 5.7, 5.9 and 5.12.

“Seller Audit” has the meaning set forth in Section 7.8(d).

“Seller Indemnitees” means (a) Seller and Seller’s Affiliates, each of their respective officers, directors, partners, owners and joint owners, (b) all employees, supervisors, representatives and agents of Seller and Seller’s Affiliates and its and their respective subcontractors, and (c) Seller’s successors and permitted assigns.

“Surface Agreement” means any non-possessory interest held by an Acquired Company in land of another party whereby the Acquired Company is accorded partial use of such land for a specific purpose, and any surface lease in the land of another party held by the Acquired Company.

“Surface Deed” means any written instrument by which the ownership of a surface fee property has been transferred to an Acquired Company.

“Tariff” means any approval, permit or other authorization issued by, or filed with, the Railroad Commission of Texas, or any other Government Body, to Pinnacle providing the approved terms, conditions and rates for gas transportation and treatment.

“Tax Returns” has the meaning set forth in Section 5.8.

“Taxes” means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding taxes or other governmental fees or charges imposed by any taxing authority, including any interest, penalties or additional amounts which may be imposed with respect thereto.

“Threshold” has the meaning set forth in Section 11.7(c).

“Transfer and Recording Taxes” has the meaning set forth in Section 12.3.

“Upstream Purchase Agreement” means the Purchase and Sale Agreement by and between Anadarko E&P Onshore LLC and the Purchaser.

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

This Agreement is executed on July 3, 2015 by and between WGR OPERATING LP, a Delaware limited partnership (“Seller”), and LEGACY RESERVES OPERATING LP, a Texas limited partnership (“Purchaser”).  Each of Seller and Purchaser is sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

A.                                    Seller owns 100% of the issued and outstanding limited liability company membership interests in Dew Gathering LLC, a Texas limited liability company (the “Company”).

B.                                    Seller, directly and indirectly through the Company, owns certain natural gas gathering and processing assets located in Anderson, Freestone, Houston, Leon, Limestone and Robertson Counties, Texas.

C.                                    Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller 100% of the issued and outstanding equity interests in the Company (the “Membership Interests”), in the manner and upon the terms and conditions hereafter set forth.

D.                                    Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in the preceding Definitions section hereof.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1
PURCHASE AND SALE

Section 1.1                                   Purchase and Sale.

At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, transfer and convey the Membership Interests to Purchaser, and Purchaser agrees to purchase, accept and pay for the Membership Interests.

Section 1.2                                   Dew Pipeline Assets.

As used herein, the term “Dew Pipeline Assets” means:

(a)         the 324-mile natural gas pipeline gathering system described in Exhibit A located in Anderson, Freestone, Houston, Leon and Robertson Counties, Texas (the “Dew Gathering System”) and all pipelines, flowlines, gathering lines and appurtenances thereto, facilities, equipment, machinery, furnishings, vehicles (including leased mechanics’ trucks and all associated tools), storage facilities, materials, spare parts and other personal property owned or held by the Company in connection with the Dew Gathering System, including processing plants, treating plants, valve sites and compressor stations owned by the Company;

(b)         All real property owned in fee or leased by the Company, improvements, appurtenances and fixtures annexed to real property and other real property interests related to the Dew Gathering System, including all real property rights appurtenant thereto, but excluding the Dew Pipeline Easements;

(c)          All easements, rights of way, Surface Agreements, crossing agreements, licenses, servitudes and similar instruments that provide for the right to maintain the Dew Gathering System (including Governmental Authorizations from Governmental Bodies that are in the nature of land use rights), but excluding any such instruments to the extent transfer is restricted by applicable Law (the “Dew Pipeline Easements”);

(d)         All Contracts relating to the Dew Gathering System (excluding the Dew Pipeline Easements) to which the Company is a party or with respect to which the Company is a beneficiary or obligor, including the Contracts set forth on Schedule 5.10(a), but excluding any Contracts to the extent transfer is restricted by applicable Law;

(e)          All Governmental Authorizations issued by Governmental Bodies to the Company relating to the ownership or operation of the Dew Pipeline Assets described in clauses (a) through (d);

(f)           (i) to the extent located on the lands covered by the Dew Pipeline Assets described in clauses (a) through (c) above or, if not located thereon, then to the extent exclusively used or held for use in connection with the Dew Pipeline Assets described in clauses (a) through (e), all information technology assets and systems, including (A) desktop or laptop computers, tablets, other computer hardware associated with such computers or tablets, and peripherals associated with any of the foregoing, (B) all radio and telephone equipment, and (C) smartphones and other mobility devices; and (ii) all supervisory control and data acquisition (SCADA) system data and information and TIPs accounting system data and information (subject to Purchaser’s independent vendor licensing obligations) which, in each case of clause (i) and (ii), upon the termination of the Transition Services Agreement, will be sanitized or formatted (deleted) by Seller or its Affiliates to remove all of Seller’s or its Affiliates’ software and hardware configuration data, which will include routers, switches, wireless access points, telephones, laptops, desktop computers, printers, and servers; and

(g)          All (i) operating data, land, title, engineering, environmental and other data, files, databases, documents, reports, surveys, maps and similar information, (ii) agreements (including agreements in draft form), term sheets, project timelines, memoranda, and similar documents, and (iii) except for books, records and information relating to Taxes due from the Seller, any Affiliate of the Company or any combined, consolidated or unitary group of companies that includes the Company or any of its Affiliates, other books, records and information of the Company, in each case, primarily relating to the Dew Pipeline Assets described in clauses (a) through (f); but excluding (A) any books, records, data, files, maps and accounting records to the extent disclosure or transfer is restricted by applicable Law, (B) computer or communications software or intellectual property (including tapes, codes, data and program documentation and all tangible manifestations and technical information relating thereto), (C) attorney-client privileged communications and work product of the Company’s legal counsel, (D) reserve studies and evaluations, and (E) records or communications to the extent they relate to bids or offers received in connection with the negotiation and consummation of the sale of the Membership Interests by Seller, or any information or analyses (including financial analyses) related to such bids or offers (subject to such exclusions, the “Dew Records”); provided, however, that Seller may retain the originals of such Dew Records as Seller has determined may be required for litigation, tax, accounting, and auditing purposes and provide Purchaser with copies thereof at Purchaser’s cost.

Section 1.3                                   Pinnacle Pipeline Assets.

As used herein, the term “Pinnacle Pipeline Assets” means:

(a)         the 270-mile natural gas pipeline gathering system described in Exhibit B located in Anderson, Freestone, Houston, Leon, Limestone and Robertson Counties, Texas (the “Pinnacle Gathering System”) and all pipelines, flowlines, gathering lines and appurtenances thereto, facilities, equipment, machinery, furnishings, vehicles (including leased mechanics’ trucks and all associated tools), storage facilities, materials, spare parts and other personal property owned or held by Pinnacle in connection with the Pinnacle Gathering System, including the treating plant located in Bethel, Texas and any other processing plants, treating plants, valve sites and compressor stations owned by Pinnacle;

(b)         All real property owned in fee or leased by Pinnacle, improvements, appurtenances and fixtures annexed to real property and other real property interests related to the Pinnacle Gathering System, including all real property rights appurtenant thereto, but excluding the Pinnacle Pipeline Easements;

(c)          All easements, rights of way, Surface Agreements, crossing agreements, licenses, servitudes and similar instruments that provide for the right to maintain the Pinnacle Gathering System (including Governmental Authorizations from Governmental Bodies that are in the nature of land use rights), but excluding any such instruments to the extent transfer is restricted by applicable Law (the “Pinnacle Pipeline Easements”);

(d)         All Contracts relating to the Pinnacle Gathering System (excluding the Pinnacle Pipeline Easements) to which Pinnacle is a party or with respect to which Pinnacle is a beneficiary or obligor, including the Contracts set forth on Schedule 5.10(a), but excluding any Contracts to the extent transfer is restricted by applicable Law;

(e)          All Governmental Authorizations issued by Governmental Bodies to Pinnacle relating to the ownership or operation of the Pinnacle Pipeline Assets described in clauses (a) through (d);

(f)           (i) to the extent located on the lands covered by the Pinnacle Pipeline Assets described in clauses (a) through (c) above or, if not located thereon, then to the extent exclusively used or held for use in connection with the Pinnacle Pipeline Assets described in clauses (a) through (e), all information technology assets and systems, including (A) desktop or laptop computers, tablets, other computer hardware associated with such computers or tablets, and peripherals associated with any of the foregoing, (B) all radio and telephone equipment, and (C) smartphones and other mobility devices; and (ii) all supervisory control and data acquisition (SCADA) system data and information and TIPs accounting system data and information (subject to Purchaser’s independent vendor licensing obligations)  which, in each case of clause (i) and (ii), upon the termination of the Transition Services Agreement, will be sanitized or formatted (deleted) by Seller or its Affiliates to remove software and hardware configuration data, which will include routers, switches, wireless access points, telephones, laptops, desktop computers, printers, and servers; and

(g)          All (i) operating data, land, title, engineering, environmental and other data, files, databases, documents, reports, surveys, maps and similar information, (ii) agreements (including agreements in draft form), term sheets, project timelines, memoranda, and similar documents, (iii) all Pinnacle trademarks and non-accounting goodwill associated with the ownership and operation of Pinnacle and the Pinnacle Pipeline Assets, and (iv) except for books, records and information relating to Taxes due from the Seller or any Affiliate of Pinnacle (other than the Company) or any combined, consolidated or unitary group of companies that includes Pinnacle or any of its Affiliates, other books, records and information of Pinnacle, in each case, primarily relating to the Pinnacle Pipeline Assets described in clauses (a) through (f); but excluding (A) any books, records, data, files, maps and accounting records to the extent disclosure or transfer is restricted by applicable Law, (B) computer or communications software or intellectual property (including tapes, codes, data and program documentation and all tangible manifestations and technical information relating thereto), (C) attorney-client privileged communications and work product of Pinnacle’s or the Company’s legal counsel, (D) reserve studies and evaluations, and (E) records or communications to the extent they relate to bids or offers received in connection with the negotiation and consummation of the sale of the Membership Interests by Seller, or any information or analyses (including financial analyses) related to such bids or offers (subject to such exclusions, the “Pinnacle Records”); provided, however, that Seller may retain the originals of such Pinnacle Records as Seller has determined may be required for litigation, tax, accounting, and auditing purposes and provide Purchaser with copies thereof at Purchaser’s cost;

provided, however, that the Pinnacle Assets shall not include, and Seller hereby expressly reserves, all bank accounts held by, on behalf of or in the name of Pinnacle or any of its Affiliates.

Section 1.4            Effective Time; Proration of Costs and Revenues.

(a)         Subject to Section 1.5, possession of the Membership Interests shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and burdens of the Membership Interests and Pipeline Assets shall be transferred effective as of 7:00 A.M., local time, where such Pipeline Assets are located, on April 1, 2015 (the “Effective Time”), as described below.

(b)         The Acquired Companies shall be entitled to all products and proceeds attributable to the operation of the Pipeline Assets from and after the Effective Time, and to all other income, proceeds, receipts and credits earned with respect to the Pipeline Assets from and after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred from and after the Effective Time, and the Purchase Price shall be adjusted accordingly pursuant to Section 2.2.  Seller, by virtue of its ownership of the Acquired Companies, shall be entitled to all products and proceeds attributable to the operation of the Pipeline Assets prior to the Effective Time, and to all other income, proceeds, receipts and credits earned with respect to the Pipeline Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time, and the Purchase Price shall be adjusted accordingly pursuant to Section 2.2.  “Earned” and

“incurred”, as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society (COPAS) standards.  “Property Costs” means all costs attributable to the ownership or operation of the Pipeline Assets (including costs of insurance and Non-Income Taxes or Franchise Taxes attributable to the ownership or operation of the Pipeline Assets, but excluding any other Taxes) and capital expenditures incurred in the ownership and operation of the Pipeline Assets in the ordinary course of business, and overhead costs charged to the Pipeline Assets in the amount of $69,000.00 per month (pro-rated for any partial month), but excluding liabilities, losses, costs, and expenses attributable to (i) Claims for personal injury or death, property damage or violation of any Law, (ii) obligations to dismantle, abandon and salvage facilities, (iii) obligations to remediate any contamination of groundwater, surface water, soil or Pipeline Assets under applicable Environmental Laws, (iv) obligations to furnish make-up gas according to the terms of applicable gas sales, gathering or transportation contracts, and (v) gas balancing obligations, all of which are addressed in Article 11.  For purposes of this Section 1.4(b), determination of whether Property Costs are attributable to the period before or after the Effective Time shall be based on when services are rendered, when the goods are delivered, or when the work is performed.  For clarification, the date an item or work is ordered is not the date of a transaction for settlement purposes, but rather the date on which the item ordered is delivered to the job site, or the date on which the work ordered is performed, shall be the relevant date.  Non-Income Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling on or after the day that includes the Effective Time.  In each case, the Purchase Price shall be adjusted to reflect that Purchaser, by virtue of its ownership of the Acquired Companies following the Closing, shall be responsible for the portion allocated to the period from and after the Effective Time and Seller, by virtue of its ownership of the Acquired Companies prior to the Closing, shall be responsible for the portion allocated to the period before the Effective Time.

Section 1.5            Delivery and Maintenance of Records.

At Purchaser’s cost, (i) Seller shall use reasonable efforts to make electronic copies of any Records in Seller’s possession available to Purchaser on or before the Closing in the format in which such electronic records are currently maintained and (ii) shall reasonably cooperate with Purchaser in connection with any conversion of the Records that is reasonably necessary to integrate such Records into Purchaser’s systems, provided, however, that any delay, failure or inability to effect such conversion or integration shall not delay the Closing hereunder.  Seller shall make available to Purchaser at Closing any originals of the Records located on any of the lands covered by the Easements or identified in Sections 1.2(a), 1.2(b), 1.3(a) and 1.3(b), at the location at which they are currently held.  Seller may retain original Records of those items set forth in Section 1.2(g) or Section 1.3(g) and/or copies of any Records.  Upon Purchaser’s written request following the Closing, Seller shall provide Purchaser with reasonable access to all of the original Records in Seller’s possession.

(a)         On or before the date hereof, Seller will provide Purchaser with all assignments, bills of sale and other conveyance documents and agreements that conveyed the Dew Pipeline Assets to the Company.

(b)         Purchaser, for a period of seven (7) years following Closing, will (i) retain electronic copies of the Records, (ii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access to the Records during normal business hours and upon reasonable prior notice for review and copying at Seller’s expense, and (iii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access, during normal business hours and upon reasonable prior notice, to materials received or produced after Closing relating to any Indemnity Claim made under Section 11.4 of this Agreement for review and copying at Seller’s expense.

ARTICLE 2
PURCHASE PRICE

Section 2.1            Purchase Price.

The purchase price for the Membership Interests (the “Purchase Price”) shall be $154,000,000.00, adjusted as provided in Section 2.2.

Section 2.2            Adjustments to Purchase Price.

The Purchase Price shall be adjusted as follows with all such amounts being determined in accordance with GAAP and Council of Petroleum Accountants Society (COPAS) standards:

(a)         Reduced by the aggregate amount of net proceeds earned with respect to the Pipeline Assets during the period from the Effective Time to the Closing (the “Adjustment Period”);

(b)         Increased by the aggregate amount of capital contributions made by Seller to the Acquired Companies during the Adjustment Period;

(c)          Increased by the amount of all Property Costs, Franchise Taxes and other costs attributable to the ownership and operation of the Pipeline Assets paid by Seller (or its Affiliates) during the Adjustment Period (including overhead costs in the amount of $69,000.00 per month (pro-rated for any partial month) deemed charged to the Pipeline Assets with respect to the Adjustment Period even though not actually paid);

(d)         Decreased by the amount of all Property Costs, Franchise Taxes and other costs attributable to the ownership and operation of the Pipeline Assets paid by Purchaser (or its Affiliates) and attributable to periods prior to the Effective Time; and

(e)          Decreased by the aggregate amount of any outstanding Indebtedness of the Acquired Companies as of the Closing Date.

Section 2.3            Allocation of Purchase Price for Tax Purposes.

Within 30 days of the execution of this Agreement, Purchaser and Seller will use reasonable efforts to agree upon an allocation of the unadjusted Purchase Price (and other amounts that may be required to be taken into account) among the assets of the Acquired Companies, in compliance with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder (any such agreed allocation, the “Purchase Price Allocation”).  Any adjustments to the Purchase Price pursuant to Section 2.2 or otherwise shall be applied to the Purchase Price Allocation as required pursuant to Section 1060 of the Code and the Treasury Regulations thereunder.  In the event Seller and Purchaser have agreed on a Purchase Price Allocation, Seller and Purchaser will be deemed to have accepted such Purchase Price Allocation for purposes of this Agreement and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values.  In the event Seller and Purchaser have agreed on a Purchase Price Allocation, Seller and Purchaser further agree (a) that the Purchase Price Allocation shall be used by Seller and Purchaser as the basis for reporting asset values and other items for purposes of all federal, state, and local Tax Returns, including Internal Revenue Service Form 8594 and (b) that neither they nor their Affiliates will take positions inconsistent with the Purchase Price Allocation in notices to Governmental Bodies or in audit or other proceedings with respect to Taxes, except as otherwise required by applicable Laws.

Section 2.4            Deposit.

Within one Business Day following the execution of this Agreement, Purchaser will pay to Seller an earnest money deposit in an amount equal to seven and one-half percent (7.5%) of the Purchase Price (the “Deposit”).  The Deposit shall be non-interest bearing and applied against the Purchase Price if the Closing occurs or shall be otherwise distributed in accordance with the terms of Section 10.3 of this Agreement.

ARTICLE 3
[Reserved]

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER REGARDING SELLER

Section 4.1            Generally.

(a)         Any representation or warranty qualified “to the knowledge of Seller” or “to Seller’s knowledge” or with any similar knowledge qualification is limited to matters within the actual knowledge of the Persons identified on Schedule 4.1(a).  “Actual knowledge” for purposes of this Agreement means information actually personally known by each such Person after reasonable inquiry of those employees of Seller or its Affiliates reporting directly to such Person and who would reasonably be expected to have actual knowledge of the fact, event or circumstance in question.

(b)         Inclusion of a matter on a Schedule to a representation or warranty which addresses matters that are material or matters having a Material Adverse Effect shall not be deemed an indication that such matter is, or may be, material, or does, or may, have a Material Adverse Effect.  Likewise, the inclusion of a matter on a Schedule in relation to a representation or warranty shall not be deemed an indication that such matter necessarily would, or may, breach such representation or warranty absent its inclusion on such Schedule.  Matters may be disclosed on a Schedule to this Agreement for purposes of information only.

(c)          Subject to the foregoing provisions of this Section 4.1, the disclaimers and waivers contained in Sections 11.8 and 11.9 and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Section 4.2 through Section 4.6 and Section 5.1 through Section 5.23.

Section 4.2            Existence and Qualification.

Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business as a foreign limited partnership in the State of Texas.

Section 4.3            Power.

Seller has the limited partnership power to enter into and perform this Agreement and each other agreement, document or instrument executed or to be executed by Seller pursuant to this Agreement and consummate the transactions contemplated by this Agreement and such agreements, documents or instruments.

Section 4.4            Authorization and Enforceability.

The execution, delivery and performance of this Agreement and each other agreement, instrument, or document executed or to be executed by Seller in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited partnership action on the part of Seller.  This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.5            No Conflicts.

Except as set forth on Schedule 4.5, the execution, delivery and performance of this Agreement by Seller and the transactions contemplated by this Agreement will not (a) violate any provision of the Organizational Documents of Seller, (b) require that any consent, approval, waiver, authorization, or filing be obtained by Seller from, or be made by Seller with, any Governmental Body or any Person that is not a Governmental Body, except for any such consents, approvals, waivers, authorization or filings the absence or omission of which would not materially impair Seller’s ability to consummate the transactions contemplated hereby, (c) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance (other than a Permitted Encumbrance), or give rise to any right of termination, cancellation or acceleration, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, or Contract to which Seller is a party and which affects any Acquired Company or the Pipeline Assets, (d) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest and which affects any Acquired Company or the Pipeline Assets, or (e) violate any Laws applicable to the Seller with respect to any Acquired Company or the Pipeline Assets, except in the case of clauses (c), (d) or (e) above for any such defaults, liens, rights or violations that would not reasonably be expected to have a Material Adverse Effect.

Section 4.6            Ownership of Membership Interests.  Except as set forth on Schedule 4.6, the Membership Interests are owned of record and beneficially by the Seller, free and clear of all liens, pledges, charges, claims, security interests or other encumbrances, whether consensual or otherwise, except for those created by applicable Laws.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLER REGARDING THE ACQUIRED COMPANIES

Section 5.1            Capitalization.

(a)         The Membership Interests represent 100% of the issued and outstanding limited liability company membership interests in the Company.  There are no issued and outstanding Equity Interests of the Company other than the Membership Interests.  The Company owns all of the issued and outstanding Equity Interests in Pinnacle.  All of the outstanding Equity Interests of each Acquired Company were duly authorized and validly issued.  Other than pursuant to the Organizational Documents of each Acquired Company, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments under which such Acquired Company is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any Equity Interests of any Acquired Company, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Interests of any Acquired Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Except for this Agreement and the Organizational Documents of each Acquired Company, the Equity Interests in such Acquired Company are not subject to any voting trust agreement or similar arrangement relating to the voting of such Equity Interests.

(b)         Except for the Company’s ownership of 100% of the Equity Interests of Pinnacle, the Company does not own, directly or indirectly, any Equity Interests in any Person.  Pinnacle does not own any Equity Interests in any Person.

Section 5.2            Existence and Qualification.

Each Acquired Company is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business as a foreign limited liability company in the State of Texas, if applicable.

Section 5.3            Power.

Each Acquired Company has the requisite limited liability company power to enter into and perform each agreement, document or instrument executed or to be executed by such Acquired Company pursuant to this Agreement and consummate the transactions contemplated by this Agreement and such agreements, documents or instruments.

Section 5.4            Authorization and Enforceability.

The execution, delivery and performance of each agreement, instrument, or document executed or to be executed by each Acquired Company in connection with the transactions contemplated hereby, and the performance of the transactions contemplated thereby, have been duly and validly authorized by all necessary limited liability company action on the part of such Acquired Company.  All documents required hereunder to be executed and delivered by any Acquired Company will be duly executed and delivered by such Acquired Company, and will constitute the valid and binding obligations of such Acquired Company, enforceable against such Acquired Company in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.5            No Conflicts; Consents.

Except as set forth on Schedule 5.5, the transactions contemplated by this Agreement will not (a) violate any provision of the Organizational Documents of any Acquired Company, (b) require that any consent, approval, waiver, authorization, or filing be obtained by any Acquired Company from, or be made by any Acquired Company with, any Governmental Body or any Person that is not a Governmental Body, except for any such consents, approvals, waivers, authorizations or filings the absence or omission of which would not reasonably be expected to have a Material Adverse Effect, (c) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance (other than a Permitted Encumbrance), or give rise to any right of termination, cancellation or acceleration, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which any Acquired Company is a party, (d) violate any judgment, order, ruling, or decree applicable to any Acquired Company as a party in interest, or (e) violate any Laws applicable to any Acquired Company, except in the case of clauses (c), (d) or (e) above for any such defaults, liens, rights or violations that would not reasonably be expected to have a Material Adverse Effect.

Section 5.6            Liability for Brokers’ Fees.

Purchaser will not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller or any Acquired Company, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 5.7            Litigation.

Except as set forth on Schedule 5.7, no investigation, proceeding, action, suit, or other legal proceeding of any kind or nature before any Governmental Body or arbitrator (including any take-or-pay claims) to which any Acquired Company is a party and which would reasonably be expected to have a Material Adverse Effect is pending or, to Seller’s knowledge, threatened in writing.

Section 5.8            Taxes and Assessments.

Except as set forth on Schedule 5.8, (a) all reports, returns, statements (including estimated reports, returns or statements), and other similar filings relating to Taxes required to be filed by or with respect to the Acquired Companies and the Pipeline Assets (the “Tax Returns”) have been timely filed with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed, (b) such Tax Returns are true and correct in all material respects, and (c) all Taxes reported on such Tax Returns have been paid, except those being contested in good faith.  Except as set forth on Schedule 5.8, (x) neither the Seller nor any Acquired Company has agreed to extend the statute of limitations for assessments of Taxes, (y) to the knowledge of Seller, there are no administrative proceedings or lawsuits pending against any Acquired Company by any taxing authority and (z) there are no Tax liens on any of the Pipeline Assets, except for liens for Taxes not yet due or that may be paid without penalty or interest.  Each of the Acquired Companies is (i) included in a “combined group” with Seller or Affiliates of the Seller that are required to file a group report under Section 171.1014 of the Texas Tax Code and (ii) disregarded as an entity separate from its owner for U.S. federal income tax purposes.  Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in Article 4 or Article 5 shall relate to Tax matters, which are instead the subject of this Section 5.8 exclusively.

Section 5.9            Compliance with Laws.

(a)         Except as set forth on Schedule 5.9, (i) the Acquired Companies are, and the operation of the Pipeline Assets is, in compliance with the provisions and requirements of all Laws of all Governmental Bodies having jurisdiction with respect to the Acquired Companies, or the ownership, operation, development, maintenance or use of the Pipeline Assets, except for any such failures to so comply that would not reasonably be expected to have a Material Adverse Effect and (ii) Seller has not received any written notice from or entered into any arrangement with any Governmental Body relating to any claimed violation of, or noncompliance with, any Law with respect to the Pipeline Assets that remains unresolved or requires continued action.

(b)         To the knowledge of Seller, there have been no Releases of any Hazardous Materials from the Pipeline Assets or at any of the Acquired Companies’ owned or leased real property for which the Acquired Companies would otherwise be liable, in each case, that require Remediation, except, in each case, for Releases that, individually or in the aggregate, have not resulted in and would not reasonably be likely to result in a material Liability to any Acquired Company.

(c)          The Acquired Companies have not received any written claim, demand, notice of violation, citation notice of potential Liability, or notice that a Company is a potentially responsible party under CERCLA or similar state Law, concerning any violation or alleged violation of any applicable Environmental Law (other than past violations, if any, that have been resolved, to the knowledge of Seller, without any material ongoing obligations) or any Environmental Liability, except for any such violations or Environmental Liabilities that would not reasonably be expected to have a Material Adverse Effect.

(d)         To the knowledge of Seller, Seller has made available to Purchaser all environmental reports prepared within the past five (5) years by third party engineering, consulting or similar firms for the Acquired Companies or for Seller, in each case, that are in the possession of Seller or any Acquired Company and that address material Environmental Liabilities of the Acquired Companies or material environmental conditions affecting the Pipeline Assets.

Section 5.10         Contracts.

(a)         Schedule 5.10(a) sets forth all of the following Contracts as of the date of this Agreement (the “Material Contracts”):  (i) any Contract between an Acquired Company, on the one hand, and any Affiliate of either Acquired Company or the Seller, on the other hand; (ii) any Contract that provides for gathering, transportation, marketing, processing, treating or storage services; (iii) any Contract that provides for (A) the construction or operation of processing plants, gathering systems or other related assets or (B) acreage dedications or minimum volume commitments, in each case involving annual payments or receipts in excess of $250,000 and that is not cancelable without further penalty or other material payment on not more than thirty (30) days’ prior written notice; (iii) any

Contract evidencing Indebtedness of the Acquired Companies or creating any security interest, lien or encumbrance (other than Permitted Encumbrances and other than any of the Easements) on any asset of any Acquired Company; (iv)  any Contract that constitutes an area of mutual interest agreement or any other agreement that purports to restrict, limit or prohibit the manner in which, or the locations in which, the Acquired Companies conduct business that will be binding on the Acquired Companies after the Closing; and (v) any other Contract to which an Acquired Company is a beneficiary or obligor that can reasonably be expected to result in aggregate payments or receipts by an Acquired Company of more than $250,000 during the current or any subsequent year.

(b)         Except as set forth on Schedule 5.10(b), each Material Contract set forth (or required to be set forth) on Schedule 5.10(a) is a legal, valid and binding obligation against the applicable Acquired Company and, to the knowledge of Seller, each other party thereto, is enforceable in accordance with its terms against the applicable Acquired Company, and to the knowledge of Seller, each other party thereto and is in full force and effect, subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).  Neither the applicable Acquired Company nor, to the knowledge of Seller, any other party thereto, is in default under any Material Contract, and no event, occurrence, condition or act has occurred that, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by such Acquired Company or, to the knowledge of Seller, any other party thereto, that in each case would reasonably be expected to have a Material Adverse Effect.

Section 5.11         Absence of Liabilities.

Except as set forth on Schedule 5.11, as of the date of this Agreement, the Acquired Companies have no Liabilities required by GAAP to be reflected in a balance sheet and no “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act), other than Liabilities for accounts payable or other commitments that were incurred in the ordinary course of business.  The Company will not have any outstanding Indebtedness at the Closing, except as set forth on Schedule 5.11.

Section 5.12         Governmental Authorizations.

Except as set forth on Schedule 5.12, each Acquired Company has obtained, is maintaining and is in compliance with all Tariffs, licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the “Governmental Authorizations”) that are presently necessary or required for the ownership and operation of such Acquired Company’s Pipeline Assets as currently owned and operated, the loss of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To the knowledge of Seller, except as set forth on Schedule 5.7, Schedule 5.9 or Schedule 5.12, Seller has not received any written notices of violation that would reasonably be expected to result in any modification, revocation, termination or suspension of any such Governmental Authorizations that remains unresolved or requires continued action.

Section 5.13         Pipeline Assets.

(a)         Except for Permitted Encumbrances and immaterial personal property rights disposed of in the ordinary course of business, the Acquired Companies have (i) good and indefeasible title to the surface interests as described on the Surface Deeds (other than the Easements) set forth on Schedule 5.13(a) used in the conduct of the Acquired Companies’ business as conducted as of the date hereof, free and clear of all liens and encumbrances and (ii) good title to the material owned personal property used in the conduct of the Acquired Companies’ business as conducted on the date hereof, free and clear of all liens and encumbrances.

(b)         Each Acquired Company has those Easements set forth on Schedule 5.13(b), which are necessary for such Acquired Company to operate its respective Pipeline Assets substantially as operated on the date hereof.  To the Seller’s knowledge, each Acquired Company has valid title as the easement holder to such Easements, which title is not encumbered by any liens or encumbrances other than Permitted Encumbrances.  Neither the Acquired Company nor any of their Affiliates is in material default or material breach of any such Easement listed on Schedule 5.13(b).

(c)          To the knowledge of Seller, subject to Section 7.11(b), Schedule 5.13(a) and Schedule 5.13(b) set forth true and complete lists of all real property, Surface Deeds and Easements owned, used or otherwise held by the Acquired Companies.  To the knowledge of Seller, Seller has provided Purchaser with true and complete copies of the deeds, leases and other conveyance or creation documents in the possession of Seller or the Acquired Companies, as appropriate, for each property listed on Schedules 5.13(a) and 5.13(b).

(d)         To the knowledge of Seller, subject to Section 7.11(b): (i) the properties listed on Schedules 5.13(a) and 5.13(b) constitute all of the real property used for the conduct of the business of the Pipeline Assets as conducted by the Acquired Companies on the date hereof and (ii) the real property listed on Schedules 5.13(a) and 5.13(b) establish a continuous right of way for each of the Dew and Pinnacle Gathering Systems, and the buildings and improvements used in connection therewith are located entirely on such listed real property.

(e)          The personal property owned and leased by the Acquired Companies to conduct the operations of the Pipeline Assets constitutes all of the personal property used for the conduct of the business of the Acquired Companies, in all material respects, as conducted as of the date hereof.

(f)           There is no pending or, to the knowledge of Seller, threatened condemnation of any real property interest listed on Schedules 5.13(a) and 5.13(b) by any Governmental Body (or any other Person with the right to impose eminent domain) that would have a Material Adverse Effect.

(g)          To the knowledge of Seller, no owner or landlord granting an Easement included in the Pipeline Assets is in material default under such Easement.  No event has occurred which constitutes a default or, with lapse of time or giving of notice or both, would constitute a default under any of the Surface Deeds or Easements included in the Pipeline Assets, except for any such defaults that would not reasonably be expected to have a Material Adverse Effect.

(h)         To the knowledge of Seller, the Pipeline Assets have been constructed, owned, maintained and operated consistently with industry standards in all material respects and are, in all material respects, in good repair, working order and operating condition and adequate in all material respects for their present uses by the Acquired Companies, ordinary wear and tear excepted.

(i)             Schedule 5.13(i) lists each plant, processing unit or other equipment (other than the individual components of any plants or processing units or installed pipeline) owned, leased or held for use in the conduct of the Acquired Companies’ business as conducted as of the date hereof that is valued above $100,000.

Section 5.14         Status.

The Company was formed on June 25, 2015, and, except for the ownership and operation of the Dew Pipeline Assets, the transactions contemplated by this Agreement and those matters set forth on Schedule 5.14, it does not conduct, nor has it ever conducted, any business or activities other than immaterial activities of an administrative nature that are incidental to being a holding company.  Except for the Dew Pipeline Assets and the Equity Interests in Pinnacle and any rights the Company may have under the Contribution Agreement, the Company does not have as of the date of this Agreement, nor has it ever had, any right, title or interest to or in any other properties or assets (real, personal or mixed, tangible or intangible).

Section 5.15         Outstanding Capital Commitments.

As of the date hereof, there are no outstanding commitments to make capital expenditures with respect to the Pipeline Assets that Seller reasonably anticipates will exceed $200,000.00, other than those commitments set forth on Schedule 5.15.

Section 5.16         Throughput Data.

The throughput data and information of the Acquired Companies for the 12-month period ended as of December 31, 2014 is set forth on Schedule 5.16 and, to the knowledge of Seller, is true and correct in all material respects.  Except as set forth on Schedule 5.16, since December 31, 2014, there have been no material adverse changes in the volumes of natural gas gathered and transported by the Acquired Companies.

Section 5.17         Employee Matters.

Neither Acquired Company has any employees or has ever had any employees.  Neither Acquired Company has any employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) or has ever had any such employee benefit plans.  Neither Acquired Company has, or would reasonably be expected to have, any liabilities under Section 302 or Title IV of ERISA or Section 412 or Section 4980B of the Code.  There are no collective bargaining agreements, contracts or other agreements or understandings with labor unions or labor organizations to which any Acquired Company is a party.

Section 5.18         Bankruptcy.

There are no bankruptcy, reorganization, or similar proceedings pending, being contemplated by, or to Seller’s knowledge, threatened against either Acquired Company.

Section 5.19         Regulatory Matters.

The Company is not a “holding company,” or a “subsidiary company” of a “holding company,” or an “affiliate” of a “holding company,” or an “affiliate” of a “subsidiary” of a “holding company,” or a “public-utility company” within the meaning of the Public Utility Holding Company Act of 1935, as amended.  The Company is not an interstate pipeline company within the meaning of the Natural Gas Act of 1938.

Section 5.20         Insurance.

Each insurance policy maintained, owned or held by any Acquired Company with respect to the Pipeline Assets is valid and binding and in full force and effect, and no Acquired Company has received any written notice of cancellation, non-renewal or termination in respect of any of its insurance policies or is in default thereunder. Each Acquired Company has complied in all material respects with all insurance policies applicable to such Acquired Company.

Section 5.21         Affiliate Transactions.

Except for the Contracts scheduled on Schedule 5.10(a), there are no material contracts or agreements between an Acquired Company, on the one hand, and Seller or any of its Affiliates, on the other hand.

Section 5.22         Financial Statements.

Purchaser has been provided with copies of: (a) the consolidated balance sheet of Pinnacle as of December 31, 2013 and December 31, 2014, together with the consolidated statements of operations, members’ equity and cash flows of Pinnacle for such periods, and (b) the consolidated balance sheet of Pinnacle for the three months ended March 31, 2015, together with the related consolidated statements of operations for such period (collectively, the “Financial Statements”).  To the knowledge of Seller, the Financial Statements, together with the notes thereto fairly present in all material respects the consolidated financial position, members’ equity and cash flows of Pinnacle as of the dates thereof and the consolidated results of the operations of Pinnacle for the respective periods indicated.

Section 5.23         Absence of Changes.

Except as set forth on Schedule 5.23, since the December 31, 2014, (a) Pinnacle has in all material respects (i) conducted its business in the ordinary course consistent with past practices, and (ii) used commercially reasonable efforts to preserve intact its material relationships with third parties; and (b) Pinnacle has not:

(i)    amended its organizational documents;

(ii)   except as may be required to meet the requirements of applicable Law or GAAP, changed any accounting method or practice in a manner that is inconsistent with past practice in a way that would materially and adversely affect Pinnacle;

(iii)  failed to maintain its limited liability company status or acquired all or substantially all of the assets of another Person;

(iv)  issued or sold any membership interests in itself;

(v)   liquidated dissolved, recapitalized, reorganized or otherwise would up its business;

(vi)  purchased any securities of any Person; or

(vii) agreed or committed to do any of the foregoing.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Subject to the terms and conditions of this Agreement, Purchaser represents and warrants to Seller the matters set out in Section 6.1 through Section 6.12:

Section 6.1            Existence and Qualification.

Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the state of its incorporation; and Purchaser is duly qualified to do business as a foreign limited partnership in every jurisdiction in which it is required to qualify in order to conduct its business; and Purchaser is duly qualified to do business as a foreign limited partnership in the State of Texas.

Section 6.2            Power.

Purchaser has the partnership power to enter into and perform this Agreement and each other agreement, document or instrument executed or to be executed by Purchaser pursuant to this Agreement and consummate the transactions contemplated by this Agreement and such agreements, documents or instruments.

Section 6.3            Authorization and Enforceability.

The execution, delivery and performance of this Agreement and each other agreement, instrument, or document executed or to be executed by Purchaser in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary partnership action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.4            No Conflicts.

The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement, will not (a) violate any provision of the

Organizational Documents of Purchaser, (b) require that any consent, approval, waiver, authorization, or filing be obtained by Purchaser from, or be made by Purchaser with, any Governmental Body or any Person that is not a Governmental Body, except for any such consents, approvals, waivers, authorizations or filings the absence or omission of which would not materially impair Purchaser’s ability to consummate the transactions contemplated hereby, (c) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance (other than a Permitted Encumbrance), or give rise to any right of termination, cancellation or acceleration, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture or Contract to which Purchaser is a party, (d) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, (e) violate any Law applicable to Purchaser or any of its assets, except in the case of clauses (c), (d) or (e) above, for any such defaults, liens, rights or violations that would not reasonably be expected to adversely affect the ability of Purchaser to perform its obligations under this Agreement or any document required to be executed and delivered by Purchaser at Closing or would not reasonably be expected to have a material adverse effect on Purchaser.

Section 6.5            Liability for Brokers’ Fees.

Seller will not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 6.6            Litigation.

There are no actions, suits or proceedings pending, or to the actual knowledge of Purchaser’s officers, threatened in writing before any Governmental Body or arbitrator against Purchaser or any Affiliate of Purchaser that would reasonably be likely to adversely affect Purchaser’s ability to perform its obligations under this Agreement or any document required to be executed and delivered by Purchaser.

Section 6.7            Financing.

Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Payment to Seller at the Closing.

Section 6.8            [Reserved].

Section 6.9            Limitation.

Except for the representations and warranties expressly made by Seller in Article 4 and  Article 5 of this Agreement, or in any certificate furnished or to be furnished to Purchaser pursuant to this Agreement, Purchaser represents and acknowledges that (a) Seller and its Affiliates and its and their respective equity owners, members, representatives, officers, employees or agents have not made and are not making any representations or warranties of any kind or nature whatsoever, oral or written, express, statutory or implied, with respect to Seller, the Membership Interests, the Acquired Companies, the Pipeline Assets or the prospects thereof and (b) Purchaser has not relied upon any oral or written information provided by any such Person.  Purchaser further represents and acknowledges that it is knowledgeable of the oil and gas business and of the usual and customary practices of midstream companies such as

Seller and that it has had access to the Pipeline Assets, the officers and employees of Seller, and the books, records and files of Seller and the Acquired Companies relating to the Pipeline Assets, and in making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser has relied solely on the basis of its own independent due diligence investigation of the Pipeline Assets, except to the limited extent of the representations,  warranties and covenants of Seller set forth in Article 4 and Article 5 herein and in any certificate required to be executed and delivered by Seller at the Closing.

Section 6.10         SEC Disclosure.

Purchaser is acquiring the Membership Interests for its own account for investment only and not with a view toward, or for sale associated with, any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended and applicable state securities Laws.  Purchaser acknowledges and agrees that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under applicable securities Laws, except pursuant to an exemption from such registration available under such Laws, and without compliance with any other applicable Law.  Purchaser acknowledges that it can bear the economic risk of its investment in the Membership Interests and has such knowledge and experience in financial and business matters and the industries in which the Acquired Companies operate that it is capable of evaluating the merits and risks of an investment in the Membership Interests.

Section 6.11         Bankruptcy.

There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or, to Purchaser’s knowledge, threatened against Purchaser.

Section 6.12         Qualification.

Purchaser is now, and hereafter shall continue to be, qualified to own and assume operatorship of gathering and processing assets in the State of Texas, and the consummation of the transactions contemplated in this Agreement will not cause Purchaser to be disqualified as such an owner or operator.  To the extent required by the applicable Governmental Body, Purchaser currently has, and will continue to maintain, lease bonds, area-wide bonds or any other surety bonds as may be required by, and in accordance with, such state or federal regulations governing the ownership and operation of the Pipeline Assets.

ARTICLE 7
COVENANTS OF THE PARTIES

Section 7.1            Access.

(a)         Between the date of execution of this Agreement and continuing until the Closing Date, Seller will give Purchaser and its representatives access to the Pipeline Assets and access to the Records in Seller’s or the Acquired Companies’ possession, for the purpose of conducting an investigation of the Acquired Companies and the Pipeline Assets and copying the Records, but only to the extent that Seller may do so without violating any obligations to any third party and to the extent that Seller or the Acquired Companies have authority to grant such access without breaching any restriction binding on Seller or the Acquired Companies.  Such access by Purchaser shall be limited to

Seller’s normal business hours, and any weekends and after hours requested by Purchaser that can be reasonably accommodated by Seller, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Pipeline Assets.  All information obtained by Purchaser and its representatives under this Section shall be subject to the terms of Section 11.4(b)(v) and the terms of that certain confidentiality agreement among Anadarko E&P Onshore LLC, Western Gas Partners LP and Purchaser dated March 9, 2015, as amended (the “Confidentiality Agreement”).

(b)         Between the date of this Agreement and the date that is five (5) Business Days prior to the Closing Date, upon prior written notice to Seller, Purchaser shall have the right to conduct a Phase I Environmental Site Assessment of all or any portion of the Pipeline Assets (the “Assessment”), which shall be conducted by TRC Companies, Inc.  The Assessment shall be conducted at the sole cost and expense of Purchaser, and shall be subject to the indemnity provisions of Section 7.1(c) and Section 11.4(b)(v).  Purchaser may not operate equipment or conduct any sampling, boring, drilling or other invasive investigative activity with respect to the Pipeline Assets (“Invasive Activity”) without the prior written consent of Seller, which consent may be withheld in Seller’s sole discretion.  If Purchaser wishes to conduct an Invasive Activity, Purchaser shall furnish for Seller’s review and approval (which may be withheld in Seller’s sole discretion) a proposed scope of such Invasive Activity, including a description of the activities to be conducted and a description of the approximate locations of such activities.  Seller shall have the right to be present during any Assessment of the Pipeline Assets and shall have the right, at its option and expense, to split samples with Purchaser, if applicable.  The access granted to Purchaser under this Section 7.1(b) shall be limited to Seller’s normal business hours or as otherwise agreed in advance, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Pipeline Assets.  Purchaser shall abide by Seller’s safety rules, regulations, and operating policies (including the execution and delivery of any documentation or paperwork, e.g., confidentiality agreements or liability releases, with respect to Purchaser’s access to any of the Pipeline Assets) while conducting its due diligence evaluation of the Pipeline Assets.  After completing any Assessment of the Pipeline Assets, Purchaser shall, at its sole cost and expense, restore the Pipeline Assets to their condition prior to the commencement of such Assessment, unless Seller requests otherwise, and if Seller permits Purchaser to conduct an Invasive Activity, shall promptly dispose of all corings or other investigative-derived wastes generated in the course of such Invasive Activity.  Purchaser shall maintain, and shall cause its officers, employees, representatives, consultants and advisors to maintain, all information obtained by Purchaser pursuant to any Assessment or other environmental due diligence activity (the “Environmental Information”) as strictly confidential in perpetuity, unless disclosure of any facts discovered through such Assessment is required, on the advice of counsel, under any Environmental Laws, other Laws, or to comply with any subpoena, court or administrative order or, following the Closing, any contractual or legal obligation of Purchaser.  Purchaser shall provide Seller with a copy of the final draft of all environmental reports prepared by, or on behalf of, Purchaser with respect to any Assessment or permitted Invasive Activity conducted on the Pipeline Assets.  In the event that any necessary disclosures under applicable Environmental Laws are required, upon the advice of counsel, with respect to matters discovered by any Assessment conducted by, for or on behalf of Purchaser, Purchaser agrees that Seller shall be the responsible party for disclosing such matters to the appropriate Governmental Bodies.

(c)          PURCHASER HEREBY AGREES TO DEFEND, INDEMNIFY, RELEASE, PROTECT, SAVE AND HOLD HARMLESS THE SELLER INDEMNITEES FROM AND AGAINST ANY AND ALL LOSSES AND CLAIMS ARISING OUT OF OR RELATING TO ANY DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER OR ITS AGENTS, WHETHER BEFORE OR AFTER THE EXECUTION OF THIS AGREEMENT, INCLUDING ANY LOSSES RESULTING, IN WHOLE OR IN PART, FROM THE SOLE, ACTIVE, PASSIVE, GROSS, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW BY THE SELLER INDEMNITEES.

Section 7.2            Government Reviews.

(a)         Seller and Purchaser shall in a timely manner (a) make all required filings, if any, with and prepare applications to and conduct negotiations with, each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations.  As promptly as practicable and not later than the second (2nd) Business Day following the date of this Agreement, Seller and Purchaser shall promptly make all filings and notifications with all Governmental Bodies that may be necessary or advisable under the HSR Act and similar applicable Laws to consummate the transactions contemplated hereby and shall request early termination or waiver of any applicable waiting period under the HSR Act.  Purchaser and Seller will each pay fifty percent (50%) of any fees (other than their respective legal fees) required with respect to any filings made pursuant to the HSR Act.

(b)         Each Party shall cooperate with and use all commercially reasonable efforts to assist the other with respect to such filings, applications and negotiations.  Purchaser and Seller may not, without the consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned), (i) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Body with additional time to review any or all of the transactions contemplated by this Agreement, or (ii) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated hereby at the behest of any Governmental Body.  Seller and Purchaser shall use commercially reasonable efforts to supply promptly any information and documentary material that may be requested by any Governmental Body pursuant to any applicable Laws in connection with such filings or submissions.  Seller and Purchaser shall use their reasonable best efforts to (i) cause the early termination or the expiration of the applicable waiting periods under the HSR Act and any other applicable Laws with respect to the transactions contemplated hereby as promptly as is reasonably practicable, (ii) resolve any objections as may be asserted by any Governmental Body with respect to the transactions contemplated hereby and (iii) contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Body challenging the transactions contemplated hereby as violating any applicable Law.

(c)          Following the Closing, with respect to any consents or approvals of Governmental Bodies that are customarily obtained after the indirect transfer of properties similar to the Pipeline Assets, the Parties agree to take all other actions reasonably required of it by Governmental Bodies having jurisdiction to obtain all such regulatory approvals with respect to this transaction, and to use its reasonable commercial efforts to obtain the approval by such Governmental Bodies, as applicable, of any documents requiring approval from such Governmental Body in order for Purchaser to be recognized by such Governmental Body as the owner of the Pipeline Assets. Purchaser shall provide Seller with approved copies of the change of control or assignment documents and other state and federal transfer documents, as soon as they are available.

Section 7.3            Notification of Breaches.

Until the Closing,

(a)         Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

(b)         Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

(c)          If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 10.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 7.4            Directors and Officers.

(a)         If the Closing occurs, Purchaser shall, and shall cause the Acquired Companies to, use reasonable best efforts to take necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any current or former officers, directors, partners, members, managers or employees of any of the Acquired Companies (or their respective predecessors), as provided in the Organizational Documents of any of the Acquired Companies in effect on the date hereof, shall survive the Closing and continue in full force and effect and be honored by the Acquired Companies after the Closing in accordance with their respective terms.

(b)         In the event that Purchaser, any Acquired Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its business or assets to any Person, then, and in each such case, provision shall be made so that the successors and assigns of Purchaser or such Acquired Company, as the case may be, shall succeed to the obligations set forth in this Section 7.4.

(c)          The obligations of Purchaser or any Acquired Company under this Section 7.4 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.4 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.4 applies shall be third party beneficiaries of this Section 7.4).

Section 7.5            Public Announcements.

Until the Closing, neither Party shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Party; provided, however, that the foregoing shall not restrict disclosures by Purchaser or Seller which are (a) necessary, upon advice of counsel, for such disclosing Party to comply with by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates or (b) necessary for a Party to perform this Agreement, including disclosures to Governmental Bodies, a Party’s attorneys, lenders or financial advisors (provided that such attorneys, lenders or advisors are obligated to keep such information confidential), or third parties holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents; and provided further that Purchaser may disclose the existence and contents of this Agreement and the transactions contemplated hereby to the Standard & Poor’s and Moody’s rating agencies (provided that such agencies are obligated to keep such information confidential).  At or after Closing, the content of any press release or public announcement shall be subject to the prior review and reasonable approval of Seller and Purchaser.  Notwithstanding the foregoing, Seller acknowledges and agrees that Purchaser is required to make a public announcement and filing with the Securities and Exchange Commission (regarding this Agreement and the Upstream Purchase Agreement and the transactions contemplated hereby and thereby), including filing said agreements. Purchaser will provide Seller with a reasonable opportunity to review and comment upon such public announcement and filing, including all exhibits thereto (and will consider Seller’s reasonable comments timely made thereto) prior to their release.

Section 7.6            Operation of Business.

Except as set forth on Schedule 7.6, until the Closing, Seller (a) will cause the Acquired Companies to operate their business in the ordinary course consistent with past practices as a reasonably prudent operator, (b) will not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, cause the Acquired Companies to commit to any operation, or series of related operations, reasonably anticipated by Seller to require future capital expenditures by the Acquired Companies in excess of $200,000.00, or make any capital expenditures in excess of $200,000.00, or voluntarily terminate, materially amend or extend any Material Contract, (c) will (or will cause the Acquired Companies to) maintain the insurance coverage, if any, presently furnished by nonaffiliated third parties in the amounts and of the types presently in force, (d) will cause the Acquired Companies to maintain and comply with all material Governmental Authorizations, including the Tariff, (e) will cause the Acquired Companies not to transfer, sell, hypothecate, encumber or otherwise dispose of any material Pipeline Assets except for sales and dispositions of Hydrocarbons and obsolete or worn out equipment made in the ordinary course of business consistent with past practices, (f) will promptly give Purchaser notice of any written notice claiming any default or violation received or given by Seller under any Contract or Law affecting the Acquired Companies or the Pipeline Assets, taken as a whole, that would reasonably be expected to be material to the Pipeline Assets and (g) will not (and will cause the Acquired Companies not to) commit to do any of the foregoing.  Purchaser’s approval of any action restricted by this Section 7.6 shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s written notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary in writing during that period.  In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.

Section 7.7            Intercompany Accounts.

Prior to the Closing, Seller shall (and shall cause its respective Affiliates, if applicable, to) cancel and extinguish any and all payables owed by any of the Acquired Companies to Seller or any Affiliate of Seller (other than the Acquired Companies) and any and all receivables owed to any of the Acquired Companies by Seller or any Affiliate of Seller (other than the Acquired Companies), in each case as determined in accordance with GAAP and other than any payables or receivables, as applicable, accrued in the ordinary course of business.

Section 7.8            Tax Matters.

(a)         Subject to the provisions of Section 12.3, Seller shall bear all Non-Income Taxes and Franchise Taxes attributable to the ownership and operation of the Acquired Companies or the Pipeline Assets for any period of time prior to the Effective Time, and Purchaser shall bear all such Taxes attributable to any period of time at or after the Effective Time.  For this purpose, Taxes based upon gross or net income, sales or receipts shall be apportioned based upon a closing of the books as of the Effective Time (and Franchise Taxes shall be determined on a “stand-alone” basis in accordance with the definition thereof), and all other Taxes shall be apportioned based upon the number of days in the applicable taxable period either (i) prior to the day that includes the Effective Time (for purposes of determining Seller’s responsibility) or (ii) on or after the day that includes the Effective Time (for purposes of determining Purchaser’s responsibility). To the extent Purchaser or any of its Affiliates (including the Acquired Companies after the Closing) receives a refund of (or refundable credit against) Taxes for which Seller is responsible hereunder, other than a refund (or credit) resulting from a carryback of losses or other items from a period for which Purchaser is responsible hereunder, Purchaser shall notify and remit to Seller an amount equal to the amount received or credited promptly upon receipt or credit.

(b)         To the extent the amount taken into account with respect to any Non-Income Taxes or Franchise Taxes in determining the Adjusted Purchase Price pursuant to Section 9.4 differs from the amount of such Taxes ultimately determined to be due to the relevant Governmental Body, (y) the Party responsible for such Taxes under this Agreement shall pay any excess of the amount ultimately determined to be due over the amount taken into account in determining the Adjusted Purchase Price to the relevant Governmental Body, and (z) any excess of the amount of such Taxes taken into account in determining the Adjusted Purchase Price over the amount of such Taxes ultimately determined to be due to the relevant Governmental Body shall be reimbursed to the Party responsible for such Taxes under this Agreement by the other Party.  Without duplication of the foregoing, to the extent a Party or any of its Affiliates (including, with respect to Purchaser, the Acquired Companies after the Closing) receives a refund of (or a refundable credit against) Taxes for which the other Party is responsible hereunder, other than a refund (or credit) resulting from a carryback or carryforward of items from a period for which the other Party is responsible hereunder, the Party receiving (or whose Affiliate receives) such refund or credit shall notify and remit to the other Party an amount equal to the amount received or credited promptly upon receipt or credit.

(c)          To the extent Purchaser is required to file a Tax Return (or an amended Tax Return) on behalf of or with respect to an Acquired Company or the Pipeline Assets for a taxable period (or portion thereof) ending on or before the Closing Date, Purchaser shall prepare such Tax Return (or amended Tax Return) in accordance with past practice (unless otherwise required by applicable Laws) and shall provide Seller with the right to review and comment, and shall consider in good faith Seller’s comments, on such Tax Return (or amended Tax Return) prior to filing.

(d)         Each Party agrees to cooperate in good faith, and take such action reasonably requested by the other Party, to minimize Taxes due from the Acquired Companies or with respect to the Pipeline Assets or the transactions contemplated hereunder.  Purchaser shall promptly notify Seller in writing upon receipt by Purchaser or any of its Affiliates (including the Acquired Companies after the Closing) of written notice of any pending or threatened audit or assessment relating to Taxes for which Seller may be liable pursuant to this Agreement (collectively, a “Seller Audit”) and shall promptly forward to Seller any written communication received regarding such Seller Audit.  To the extent possible without prejudicing the Parties’ respective interests, the Seller Audit shall be severed from any pending or threatened audit or assessment relating to Taxes for which Purchaser is liable under this Agreement.  If such severance is possible, subject to the other provisions of this Section 7.8(d), Seller shall have the right to represent the Acquired Companies with respect to its interests in any Tax audit or administrative or court proceeding relating to the Seller Audit in cooperation with Purchaser.  If the Seller Audit cannot be severed, Seller shall have the right to appoint a representative of its interests to cooperate with Purchaser and to be present at, and participate in, any audit or proceeding regarding the Seller Audit. In exercising its rights under this Section 7.8, Seller may employ counsel of Seller’s choice at Seller’s expense.  The Parties agree to reasonably cooperate in the defense of any Seller Audit and, to the extent possible, not take actions that would prejudice the rights or obligations of the other Party.  Neither Party nor any of their Affiliates shall be entitled to settle, either administratively or after the commencement of litigation, any claim regarding a Seller Audit without the prior written consent of the other Party, which consent may not be unreasonably withheld, conditioned or delayed.

Section 7.9                                   Further Assurances.

After Closing, Seller and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.  From and after the date of this Agreement, Purchaser and Seller will reasonably cooperate regarding the Pre-Signing Title Matters as more particularly set forth on Schedule 11.7(f).

Section 7.10                            Access to Financial Information.

(a)         Following the date of this Agreement and until the first anniversary of the Closing Date, Seller agrees to make available to Purchaser, during normal business hours, any and all existing information and documents in the possession of Seller (relating to the Acquired Companies or the Pipeline Assets) or, prior to the Closing only, in the possession of the Acquired Companies for the period of up to three (3) calendar years prior to the date of this Agreement through the Closing Date that Purchaser may reasonably require to comply with tax and financial reporting requirements and audits that may be required by the Securities and Exchange Commission under the Securities Act of 1933 and/or the Securities Exchange Act of 1934; and

(b)         Following the date of this Agreement and until the first anniversary of the Closing Date, Seller will use its commercially reasonable efforts to cooperate with the independent auditors chosen by Purchaser (“Purchaser’s Auditor”) in connection with their audit or review of any revenue and expense statements of the Pipeline Assets that Purchaser or Legacy Reserves LP requires to comply with their tax and financial reporting requirements and audits that may be required by the Securities and Exchange Commission under the Securities Act of 1933 and/or the Securities Exchange Act of 1934, which cooperation will include reasonable access during normal business hours to Seller’s employees, representatives and agents who were responsible for preparing the revenue and expense statements and work papers and other supporting documents used in the preparation of financial statements, as may be reasonably required by Purchaser’s Auditor to perform an audit in accordance with generally accepted auditing standards and the delivery of one or more customary representation letters in substantially the form attached hereto as Exhibit F from Seller to Purchaser’s Auditor that are requested by Purchaser’s Auditor to allow such Auditor to complete an audit (or review of any interim quarterly financials), and to issue an opinion with respect to its Audit or review;

provided that (i) Purchaser will reimburse Seller, within five (5) Business Days after demand therefor, for any reasonable out-of-pocket and overhead costs with respect to any costs incurred by Seller in complying with the provisions of this Section 7.10, (ii) Seller’s failure to perform any of its obligations under this Section 7.10 shall not delay the Closing hereunder and Purchaser may not assert that its conditions to Closing under Section 8.2 have not been satisfied due to any breach by Seller of any of its obligations under this Section 7.10, (iii) such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller or its Affiliates, (iv) neither Seller nor any of its Affiliates, officers, directors, employees, agents, consultants or representatives shall have any liability for any statement, materials or information provided by Seller or any such Person in connection with this Section 7.10, and (v) Purchaser acknowledges and agrees that any financial information provided to Purchaser pursuant to this Section 7.10 shall be unaudited at the time it is provided and that Seller and its Affiliates shall have no obligation to provide audited financial information pursuant to this Section 7.10.

Section 7.11                            Supplemental Disclosure Schedules.

(a)         Seller shall have the right, no later than five (5) Business Days prior to the Closing Date, to amend the Schedules to disclose additional matters that, had such additional matters existed or occurred on or prior to the date of this Agreement, would have been required to be set forth or described in the Schedules delivered to Purchaser on the date of this Agreement in order to make Seller’s representations and warranties true and correct as of the date of this Agreement and as of the Closing; provided, however, that any such additional matters shall be limited to events or developments actually occurring after the date of this Agreement (“Disclosed Additional Matters”).  Notwithstanding the foregoing, for purposes of determining whether conditions set forth in Section 8.2 have been fulfilled, any Disclosed Additional Matters shall be disregarded, and the Schedules shall be deemed to include only that information contained therein on the date of this Agreement.  If the Closing occurs, all Disclosed Additional Matters will be treated as if they had been included in the Schedules as of the date of this Agreement for the purpose of determining whether any Purchaser Indemnitee is entitled to indemnification for breach of a representation and warranty of the Seller pursuant to Section 11.4(c). Notwithstanding anything herein to the contrary, no additional disclosure item with respect to actions taken in violation of Section 7.6 shall derogate from the rights of any applicable Person under Article 11 or otherwise contemplated hereunder with respect to such breach of the covenant in Section 7.6.

(b)         The Parties agree and acknowledge that Schedule 5.13(b) may be incomplete upon execution of this Agreement or subject to revision prior to the Closing. Following the date of this Agreement, the Parties shall reasonably cooperate and communicate to complete or revise Schedule 5.13(b).   As soon as practicable following the date of this Agreement, but no later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a replacement for Schedule 5.13(b), which shall be mutually agreed upon by the Parties acting reasonably, without undue condition or delay.  Prior to Closing, Seller will prepare and deliver to Purchaser such supplemental or corrective assignments as may be reasonably necessary to vest in the Company all Easements included in the replacement Schedule 5.13(b).

Section 7.12                            Casualty Loss.

(a)         Subject to Sections 8.1(i) and 8.2(i), if, after the date of this Agreement but prior to the Closing Date, any portion of the Pipeline Assets is affected by Casualty Losses or is taken in condemnation or under right of eminent domain, and the loss as a result of such all such Casualty Losses or takings exceeds ten percent (10%) of the Purchase Price, in the aggregate, then Seller shall elect by written notice to Purchaser prior to the Closing either (i) to cause the Pipeline Assets affected by any Casualty Loss or taking to be repaired or restored to at least its condition prior to such Casualty Loss, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date) or (ii) indemnify Purchaser against all liability, loss, cost and expense incurred by Purchaser to remedy the Casualty Loss pursuant to an indemnity agreement in form and substance reasonably acceptable to the Parties, provided that Seller may not elect this remedy unless Purchaser has agreed to accept such indemnity agreement.  In each case, Seller shall retain all rights to insurance and other claims against third parties with respect to the Casualty Loss or taking except to the extent the Parties otherwise agree in writing.

(b)         If, after the date of this Agreement but prior to the Closing Date, any portion of the Pipeline Assets is affected by Casualty Losses or is taken in condemnation or under right of eminent domain, and the loss as a result of such all such Casualty Losses or takings is less than or equal to ten percent (10%) of the Purchase Price, in the aggregate, Purchaser shall nevertheless be required to close and Seller shall, at Closing, pay to Purchaser all sums paid to Seller by third parties by reason of such Casualty Loss or taking and shall assign, transfer and set over to Purchaser or subrogate Purchaser to all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards, and other rights against third parties (other than Affiliates of Seller and its and their directors, officers, employees and agents) arising out of the casualty or taking.

ARTICLE 8
CONDITIONS TO CLOSING

Section 8.1                                   Conditions of Seller to Closing.

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Seller at or prior to the Closing of each of the following conditions:

(a)         Representations.  (i) The representations and warranties of Purchaser set forth in Sections 6.4 through 6.12 of this Agreement, taken as a whole, shall be true and correct (without regard to any materiality qualifiers set forth in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for any such breaches that would not, individually or in the aggregate with all other breaches of such representations and warranties, reasonably be  expected to have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby and (ii) the representations and warranties of Purchaser set forth in Sections 6.1 through 6.3 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)         Performance.  Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)          Pending Litigation.  No suit, action or other proceeding by any Governmental Body seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body;

(d)         Deliveries.  Purchaser shall have delivered to Seller the documents and certificates to be delivered by Purchaser under Section 9.3;

(e)          HSR Act.  Any waiting period applicable to the consummation of the transaction contemplated by this Agreement under the HSR Act shall have lapsed or terminated (by early termination or otherwise);

(f)           Upstream Purchase Agreement.  The conditions to closing in the Upstream Purchase Agreement shall have been satisfied or waived in accordance with their terms, and the parties to such agreement shall have indicated that they are ready, willing and able to consummate the transactions contemplated thereby;

(g)          Consents.  Seller or the Acquired Companies shall have received all material consents set forth on Schedule 4.5 and Schedule 5.5; and

(h)         Casualty or Condemnation. The aggregate damages from Casualty Losses affecting the Pipeline Assets and takings of Pipeline Assets under right of eminent domain shall be less than twenty percent (20%) of the Purchase Price.

Section 8.2                                   Conditions of Purchaser to Closing

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Purchaser on or prior to the Closing of each of the following conditions:

(a)         Representations.  (i) The representations and warranties of Seller set forth in Section 4.5 and Section 5.5 through Section 5.23 of this Agreement, taken as a whole, shall be true and correct (without regard to any materiality qualifiers set forth in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for any such breaches that would not, individually or in the aggregate with all other breaches of such representations and warranties, reasonably be  expected to have a Material Adverse Effect and (ii) the representations and warranties of Seller set forth in Section 4.2 through Section 4.4, Section 4.6 and Section 5.1 through Section 5.4 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)         Performance.  Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)          Pending Litigation.  No suit, action or other proceeding by any Governmental Body seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body;

(d)         Deliveries.  Seller shall have delivered to Purchaser the documents and certificates to be delivered by Seller under Section 9.2;

(e)          HSR Act.  Any waiting period applicable to the consummation of the transaction contemplated by this Agreement under the HSR Act shall have lapsed or terminated (by early termination or otherwise);

(f)           Upstream Purchase Agreement.  The conditions to closing in the Upstream Purchase Agreement shall have been satisfied or waived in accordance with their terms, and the parties to such agreement shall have indicated that they are ready, willing and able to consummate the transactions contemplated thereby;

(g)          Consents.  Seller or the Acquired Companies shall have received all material consents set forth on Schedule 4.5 and Schedule 5.5;

(h)         Casualty or Condemnation. The aggregate damages from Casualty Losses affecting the Pipeline Assets and takings of Pipeline Assets under right of eminent domain shall be less than twenty percent (20%) of the Purchase Price; and

(i)             Affiliate Contracts. Seller shall have caused the Contracts set forth on Schedule 8.2(i) to be terminated with no further liability or obligation of any kind remaining for the Acquired Company or Purchaser, or with respect to the Pipeline Assets.

ARTICLE 9
CLOSING

Section 9.1                                   Time and Place of Closing.

(a)         Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Seller located at 1201 Lake Robbins Drive, The Woodlands, Texas, at 10:00 a.m., local time, on July 31, 2015, or if all conditions in Article 8 to be satisfied prior to the Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived (in each case, excluding any conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions), subject to the rights of the Parties to terminate this Agreement under Article 10.

(b)         The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 9.2                                   Obligations of Seller at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall deliver or cause to be delivered to Purchaser, the following:

(a)         an assignment agreement, substantially in the form attached as Exhibit D, and such other documentation as is reasonably required to transfer the Membership Interests to Purchaser, duly executed by Seller;

(b)         a certificate duly executed by an authorized corporate officer of Seller, dated as of Closing, certifying on behalf of Seller that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been fulfilled;

(c)          one (1) original executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller is not a foreign Person within the meaning of the Code;

(d)         a resignation letter, executed by each officer, director or manager of any Acquired Company, effective immediately upon consummation of the Closing;

(e)          the Transition Services Agreement, in substantially the form attached hereto as Exhibit E, duly executed by Seller;

(f)           a Request for Taxpayer Identification and Certification on form W-9 duly executed by Seller; and

(g)          any other documents that the Parties mutually agree are necessary or desirable to effectuate the transactions contemplated hereby.

Section 9.3                                   Obligations of Purchaser at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Seller, the following:

(a)         a wire transfer of the Closing Payment to the account designated in Section 9.4(c) in same-day funds;

(b)         an assignment agreement, substantially in the form attached as Exhibit D, and such other documentation as is reasonably required to transfer the Membership Interests to Purchaser, duly executed by Purchaser;

(c)          a certificate by an authorized corporate officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been fulfilled;

(d)         the Transition Services Agreement, in substantially the form attached hereto as Exhibit E, duly executed by Purchaser; and

(e)          any other documents that the Parties mutually agree are necessary or desirable to effectuate the transactions contemplated hereby.

Section 9.4                                                           Closing Payment & Post-Closing Purchase Price Adjustments.

(a)         Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments provided for in this Agreement.  Such estimated Adjusted Purchase Price, less the Deposit, shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing (the “Closing Payment”).  Purchaser may notify Seller of disagreements regarding the calculation of the Closing Payment no later than three (3) Business Days prior to the Closing Date, and the Parties shall in good faith attempt to resolve any such disagreements without delaying the Closing.  If Seller and Purchaser are unable to reach agreement on all disputed items prior to the Closing, then the payment due at the Closing shall nevertheless be based on the calculation of the Closing Payment prepared by Seller, as adjusted to take into account any items on which the Parties do reach agreement prior to the Closing.

(b)         As soon as reasonably practicable after the Closing but not later than ninety (90) days following the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible, on actual credits, charges, receipts and other items and taking into account all adjustments provided for in this Agreement.  For the avoidance of doubt, (i) invoices related to the ownership or operation of the Pipeline Assets between the Effective Time and the Closing and received by Seller after the Closing shall be paid by Seller and be reflected as an increase to the final Adjusted Purchase Price, and (ii) cash related to the ownership or operation of the Pipeline Assets between the Effective Time and the Closing and received by Seller after the Closing shall be retained by Seller and reflected as a decrease to the final Adjusted Purchase Price.  Seller shall at Purchaser’s request supply reasonable documentation available to support any credit, charge, receipt or other item.  As soon as reasonably practicable but not later than the thirtieth (30th) day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement.  The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than one hundred eighty (180) days after the Closing Date.  In the event that the Parties cannot reach agreement within such period of time, either Party may refer the remaining matters in dispute to a nationally-recognized independent accounting firm as may be acceptable to Purchaser and Seller, for review and final determination.  The accounting firm shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 9.4.  The accounting firm’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on both Parties, without right of appeal.  In determining the proper amount of any adjustment to the Purchase Price, the accounting firm shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable.  The accounting firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either Party and may not award damages or penalties to either Party with respect to any matter.  Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case.  Each Party shall bear one-half of the costs and expenses of the accounting firm.  Within ten (10) Business Days after the date on which the Parties or the accounting firm, as applicable, finally determines the disputed matters, (x) Purchaser shall pay to Seller the amount by which the Adjusted Purchase Price (less the Deposit) exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price (less the Deposit), as applicable.  Any post-Closing payment pursuant to this Section 9.4(b) shall bear interest at the Agreed Interest Rate from the Closing Date to the date both Purchaser and Seller have executed the final settlement statement.

(c)          All payments made or to be made hereunder to Seller shall be by electronic transfer of immediately available funds to the bank and account specified by Seller in writing.  All payments made or to be made hereunder to Purchaser shall be by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Seller.

ARTICLE 10
TERMINATION

Section 10.1                            Termination.

Unless terminated earlier pursuant to other provisions provided herein, this Agreement may be terminated at any time prior to the Closing:

(a)         by the mutual prior written consent of Seller and Purchaser;

(b)         by Seller or Purchaser, if Closing has not occurred on or before September 1, 2015 or such later date as mutually agreed;

(c)          by either Party, if under the HSR Act or otherwise, any Governmental Body shall have commenced or threatened to commence any proceeding to delay or enjoin the transactions evidenced by this Agreement;

(d)         by Seller, if (i) the conditions set forth in Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that were, at the time of termination, capable of being satisfied); (ii) Seller has confirmed in writing that Seller is ready, willing and able to consummate the Closing and (iii) Purchaser shall have failed for any reason to consummate the Closing by the date the Closing should have occurred pursuant to Section 9.1(a); or

(e)          by Purchaser, if (i) the conditions set forth in Section 8.1 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that were, at the time of termination, capable of being satisfied); (ii) Purchaser has confirmed in writing that Purchaser is ready, willing and able to consummate the Closing and (iii) Seller shall have failed for any reason to consummate the Closing by the date the Closing should have occurred pursuant to Section 9.1(a); or

(f)           by Seller, if the Deposit has not been received in accordance with Section 2.4;

provided, however, that no Party shall be entitled to terminate this Agreement under Section 10.1 if the Closing has failed to occur because such Party willfully failed to perform or observe in any material respect its covenants or agreements hereunder.  If this Agreement is not otherwise terminated pursuant to another provision of this Section 10.1, then this Agreement shall automatically terminate without further action by either Party upon termination of the Upstream Purchase Agreement.

Section 10.2                            Effect of Termination.

If this Agreement is terminated pursuant to Section 10.1, (a) this Agreement shall become void and of no further force or effect (except for the provisions of Sections 5.6, 6.5, 7.1(c), 7.5, 11.4(b)(v), 11.8, 11.9, 12.7, 12.13, 12.17, 12.19 and 12.20 and Article 10 of this Agreement, and the confidentiality obligations of Section 7.1, all of which shall continue in full force and effect), (b) Seller shall be free immediately to enjoy all rights of ownership of the Pipeline Assets and to sell, transfer, encumber or otherwise dispose of the Membership Interests to any third party without any restriction under this Agreement and (c) there will be no liability or obligation under this Agreement on the part of Seller or Purchaser, except that nothing in this Section 10.2 will relieve any Party from liability for any willful breach of any of its agreements or covenants contained herein which are to be performed or observed at or prior to the Closing, except for the obligation of such Party to consummate the Closing.

Section 10.3                            Remedies upon Default or Termination.

(a)         If Seller terminates this Agreement pursuant to (i) Section 10.1(b), if Purchaser’s breach or failure to perform its representations, warranties, covenants or agreements hereunder, individually or in the aggregate, with all other breaches and failures to perform that have not been waived in writing, prevented the satisfaction of the conditions set forth in Section 8.1 or (ii) Section 10.1(d), then as Seller’s sole and exclusive remedy hereunder (subject to the following proviso), Seller shall retain the Deposit as liquidated damages, free of any claims by Purchaser or any other Person with respect thereto.  If Seller is, for any reason, prohibited from retaining the Deposit as liquidated damages, Seller may then pursue whatever legal or equitable rights and remedies may be available to Seller, limited to an amount not exceeding the amount of the Deposit plus reasonable attorneys’ fees.  It is expressly stipulated by the Parties that the actual amount of damages resulting from such a termination would be difficult if not impossible to determine accurately because of the unique nature of this Agreement, the unique nature of the Pipeline Assets, the uncertainties of applicable commodity markets and differences of opinion with respect to such matters, and that the liquidated damages provided for herein are a reasonable estimate by the Parties of such damages.

(b)         If Purchaser could terminate this Agreement pursuant to (i) Section 10.1(b), if Seller’s breach or failure to perform its representations, warranties, covenants or agreements hereunder, individually or in the aggregate, with all other breaches and failures to perform that have not been waived in writing, are preventing or have prevented the satisfaction of the conditions set forth in Section 8.2 or (ii) Section 10.1(e), then as Purchaser’s sole and exclusive remedy hereunder, Purchaser, at its option, may either (x) terminate this Agreement, in which case Seller shall refund to Purchaser an amount equal to the Deposit, free of any claims by Seller or any other Person with respect thereto or (y) seek an injunction, specific performance or other equitable relief to enforce specifically the terms and provisions of this Agreement

(c)          If this Agreement is terminated for any reason other than the reasons set forth in Section 10.3(a) or Section 10.3(b), then Seller shall refund to Purchaser an amount equal to the Deposit, free of any claims by Seller or any other Person with respect thereto.  Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be entitled to receive interest on the Deposit, whether the Deposit is applied against the Purchase Price or returned to Purchaser pursuant to this Section 10.3.

ARTICLE 11
POST-CLOSING OBLIGATIONS; INDEMNIFICATION;
LIMITATIONS; DISCLAIMERS AND WAIVERS

Section 11.1	[Reserved].

Section 11.2	[Reserved].

Section 11.3	Assumed Obligations.

Without limiting Purchaser’s rights to indemnity under this Article 11, on the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of the Acquired Companies, known or unknown, including those with respect to the Pipeline Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Closing Date, including (i) obligations to dismantle, salvage and remove any equipment, structures, materials, platforms, flowlines, and property of whatever kind related to or associated with operations and activities conducted with respect to the Pipeline Assets, (ii) obligations to clean up, restore and/or Remediate the premises covered by or related to the Pipeline Assets in accordance with applicable agreements and Laws and (iii)  Claims arising under Environmental Laws with respect to the Pipeline Assets, all Environmental Liabilities, the release of Hazardous Materials into the environment or protection of human health, safety, natural resources or the environment, or any other environmental condition of the Pipeline Assets (all of said obligations and liabilities, subject to the exclusions below, the “Assumed Obligations”); provided, however, that Purchaser does not assume any obligations or liabilities of Seller or the Acquired Companies to the extent that they:

(a)         are Seller Assumed Liabilities; or

(b)         are matters for which Seller is required to indemnify Purchaser under Section 11.4(c).

Section 11.4         Indemnities.

(a)         Definitions.

“Claim” or “Claims” means, unless specifically provided otherwise, all claims (including those for damage to property, bodily injury and death, personal injury, illness, disease, maintenance, cure, loss of parental and  spousal consortium, wrongful death, loss of support, and wrongful termination of employment), damages, liabilities, losses, demands, liens, encumbrances, fines, penalties, causes of action of any kind (including, subject to Section 11.7(k), actions for indirect, consequential, punitive and exemplary damages), obligations, costs (including payment of all reasonable out-of-pocket attorneys’ fees and costs of litigation), judgments, interest, and awards or amounts, of any kind or character, whether under judicial proceedings, administrative proceedings, investigation by a Governmental Body or otherwise, under any theory of tort, contract, breach of contract (including any Claims which arise by reason of indemnification or assumption of liability contained in other contracts entered into by an Indemnified Party hereunder), at law or in equity, under statute, or otherwise, arising out of or in connection with, or incident to, this Agreement, the ownership of the Membership Interests or the ownership or operation of the Pipeline Assets.

The phrase “REGARDLESS OF FAULT” means WITHOUT REGARD TO THE CAUSE OR CAUSES OF ANY CLAIM, INCLUDING, EVEN THOUGH A CLAIM IS CAUSED IN WHOLE OR IN PART BY:

THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, GROSS, OR OTHERWISE), WILLFUL MISCONDUCT, STRICT LIABILITY, OR OTHER FAULT OF PURCHASER INDEMNITEES, SELLER INDEMNITEES, INVITEES AND/OR THIRD PARTIES; AND/OR

A PRE-EXISTING DEFECT, WHETHER PATENT OR LATENT, OF THE PREMISES OF PURCHASER’S PROPERTY OR SELLER’S PROPERTY (INCLUDING THE ASSETS), INVITEES AND/OR THIRD PARTIES.

(b)         Purchaser Indemnity Obligation.  If the Closing occurs, subject to the limitations contained in Section 11.7, Purchaser shall be responsible for and indemnify, defend, release and hold harmless Seller Indemnitees from and against all Claims relating to, arising out of or resulting from:

(i)            the Assumed Obligations, REGARDLESS OF FAULT;

(ii)           the ownership of the Membership Interests and the ownership, use or operation of the Pipeline Assets after the Closing Date, REGARDLESS OF FAULT;

(iii)          Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 7, REGARDLESS OF FAULT;

(iv)          any breach of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(c), REGARDLESS OF FAULT;

(v)           Purchaser Indemnitees’ access under Section 7.1 or otherwise, to the Pipeline Assets or the Records and other related activities or information prior to the Closing, REGARDLESS OF FAULT.

(c)          Seller Indemnity Obligation.  If the Closing occurs, subject to the limitations contained in Section 11.7, Seller shall be responsible for and indemnify, defend and hold harmless the Purchaser Indemnitees from and against all Claims relating to, arising out of or resulting from:

(i)            the Seller Assumed Liabilities, REGARDLESS OF FAULT;

(ii)           Seller’s breach of any of Seller’s covenants or agreements contained in Article 7, REGARDLESS OF FAULT; or

(iii)          any breach of any representation or warranty made by Seller contained in Article 4 or Article 5 of this Agreement or in the certificate delivered by Seller at Closing pursuant to Section 9.2(b), REGARDLESS OF FAULT.

(d)         Additional Provisions.

It is the intention of the Parties that this Article 11 shall govern the allocation of risks and liabilities between Purchaser and Seller.  Notwithstanding anything to the contrary contained in this Agreement, this Section 11.4 contains the Parties’ exclusive remedy against each other arising under, related to or with respect to the transactions contemplated by this Agreement, including breaches of the representations, warranties, covenants and agreements of the Parties contained in Article 4, Article 5, Article 6 and Article 7 and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Section 9.2(b) or Section 9.3(c), as applicable, except for (i) actions for specific performance or other equitable relief expressly permitted to be sought pursuant to this Agreement, (ii) the dispute resolution provisions of Section 9.4 and (iii) Claims for Property Costs (other than, for the avoidance of doubt, Non-Income Taxes or Franchise Taxes), which shall be exclusively handled pursuant to the Purchase Price adjustments in Section 2.2, and shall not be subject to indemnification under this Section 11.4, and no Person will have any other remedy or recourse, whether in contract or tort or otherwise, it being agreed that all of such other remedies and recourse are expressly waived and released by the Parties hereto to the fullest extent permitted by Law.

In connection with Purchaser Indemnitees’ access to the Pipeline Assets prior to the Closing, the Parties acknowledge that such access may be subject to boarding agreements, releases or other agreements required by Seller.  In the event of a conflict between the provisions of such agreements and Section 11.4(b)(v) of this Agreement, Section 11.4(b)(v) of this Agreement shall control.

Section 11.5         Indemnification Actions.

All claims for indemnification under Section 11.4 shall be asserted and resolved as follows:

(a)         For purposes of this Article 11, the term “Indemnifying Party” means the party or parties having an obligation to indemnify another party or parties pursuant to the terms of this

Agreement.  The term “Indemnified Party” means the party or parties having the right to be indemnified by another party or parties pursuant to the terms of this Agreement.

(b)         To make a claim for indemnification (“Indemnity Claim”) under Section 11.4, and/or any other Article (or part thereof) expressly stating that it controls over the terms of this Article 11, an Indemnified Party shall notify the Indemnifying Party in writing of its Indemnity Claim, including the specific details of and specific basis under this Agreement for its Indemnity Claim (the “Claim Notice”).  The Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim for which it seeks indemnification and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 11.5 shall not relieve the Indemnifying Party of its obligations under Section 11.4 except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Claim or otherwise prejudices the Indemnifying Party’s ability to defend against the Claim.  In the event that the Indemnity Claim is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c)          The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against the relevant Claim at the sole cost and expense of the Indemnifying Party.  The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d)         If the Indemnifying Party admits its liability to indemnify the Indemnified Party, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim.  The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof.  If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest.  The Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 11.5(d).  An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim, or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e)          If the Indemnifying Party does not admit its liability to indemnify the Indemnified Party or admits its liability but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Claim at any time prior to settlement or final determination thereof.  If the Indemnifying Party has not yet admitted its liability for a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) Business Days following receipt of such notice to (i) admit in writing its liability to indemnify the Indemnified Party from and against the Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f)           With respect to Easement Claims for which Purchaser is entitled to indemnification under this Agreement, in addition to the rights and obligations set forth in this Section 11.5, Seller shall have the right, but not the obligation, to attempt at its sole cost, to cure or mitigate the matters giving rise to such Easement Claim, which cure or mitigation would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating assets similar to the Acquired Companies and the Pipeline Assets.  In lieu of (or, in the event of any partial cure, in addition to) such curative actions, Seller shall have the obligation to indemnify Purchaser against all liability, loss, cost and expense resulting from such Easement Claim pursuant to this Section 11.5 or pursuant to a separate indemnity agreement in form and substance reasonably acceptable to the Parties.

Section 11.6         Release.

(a)         EXCEPT FOR THE REMEDIES CONTAINED IN THIS AGREEMENT, PURCHASER RELEASES, REMISES AND FOREVER DISCHARGES SELLER INDEMNITEES FROM ANY AND ALL CLAIMS, KNOWN OR UNKNOWN, WHETHER NOW EXISTING OR ARISING IN THE FUTURE, CONTINGENT OR OTHERWISE, IN CONTRACT AND IN TORT, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE AGAINST SELLER INDEMNITEES, RELATING DIRECTLY OR INDIRECTLY TO THE ASSETS, INCLUDING CLAIMS ARISING OUT OF OR INCIDENT TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS MATERIALS OR NORM INTO THE ENVIRONMENT OR PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, INCLUDING RIGHTS TO CONTRIBUTION UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT OF 1980, AS AMENDED, REGARDLESS OF FAULT.

(b)         Purchaser covenants and agrees that it will not attempt to avoid the effect of the release made by it hereinabove by later arguing that at the time of the release it did not fully appreciate the extent of any such Claims, including Claims arising under Environmental Laws.

Section 11.7         Limitation on Actions.

(a)         The representations and warranties of the Parties in Articles 4, 5 and 6 and the corresponding representations and warranties given in the certificates delivered at the Closing pursuant to Section 9.2(b) and Section 9.3(c), as applicable, shall survive the Closing for a period of twelve (12) months, except that (i) the representations and warranties in Sections 5.8 and 5.17 shall survive the Closing until the expiration of the applicable statute of limitations.  The remainder of the representations, warranties, covenants and agreements provided for in this Agreement shall not survive Closing except that covenants and agreements contemplated to be complied with or performed following the Closing shall survive indefinitely.  Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide Claim asserted pursuant to this Agreement with respect to the breach of such a representation, warranty, covenant or agreement on or before its expiration date.

(b)         The indemnities in Sections 11.4(b)(iii), 11.4(b)(iv), 11.4(c)(ii) and 11.4(c)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to Claims asserted pursuant to this Agreement with respect to the breach of such representation, warranty, covenant or agreement on or before such termination date.  Purchaser’s indemnities in Sections 11.4(b)(i), 11.4(b)(ii), and 11.4(b)(v) and Seller’s indemnity in Section 11.4(c)(i) shall continue without time limit.

(c)          Seller shall not have any liability for any indemnification under Section 11.4(c)(ii) or Section 11.4(c)(iii) until and unless the amount of an individual Claim exceeds $100,000.00 (the “Threshold”).

(d)         Seller shall not have any liability for any indemnification under Section 11.4(c)(ii) or Section 11.4(c)(iii) until and unless the aggregate amount of the liability for all Claims exceeding the Threshold exceeds $1,000,000.00 (the “First Deductible”), at which point Seller shall be liable only for indemnification under Section 11.4(c)(iii) to the extent relating to an inaccuracy or breach of the representations or warranties in Section 5.13(b) or Section 5.13(d) (“Easement Claims”) and then only to the extent the amount of such Easement Claims exceeds the First Deductible.  With respect to all other claims for indemnification under Section 11.4(c)(ii)or Section 11.4(c)(iii), Seller shall not have any liability until and unless the aggregate amount of the liability for all Claims exceeding the Threshold, including all Claims counted toward the First Deductible, exceeds one and one half percent (1.5%) of the Purchase Price (the “Second Deductible”), and then only to the extent the amount of all such Claims exceeds the Second Deductible.  Notwithstanding the foregoing: (i) this clause (d) shall not apply to liability for breaches of the covenant in Section 7.8 and (ii) the adjustments to the Purchase Price under Section 2.2 and any payments in respect thereof shall not be limited by this Section.

(e)          Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under this Article 11 for aggregate damages in excess of an amount equal to fifteen percent (15%) of the Purchase Price; provided, however, that this clause (e) shall not apply to liability for breaches of the covenant in Section 7.8.

(f)           For the purposes of determining whether a breach of the representations and warranties set forth in Section 5.13(d) occurred for which an Indemnified Party may be entitled to indemnity under this Article 11, and the amount of Claims resulting from any such breach, the representations and warranties set forth in Section 5.13(d) shall be read as though they were not qualified to the knowledge of Seller.  Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be entitled to seek indemnification hereunder with respect to any matters relating to or arising out of the Pre-Signing Title Matters.

(g)          The amount of any Claims for which Purchaser Indemnitee is entitled to indemnity under this Article 11 as a result of a breach of any of the representations contained in Section 5.8 shall be reduced so as not to take into account any Taxes for which Purchaser is responsible under Section 7.8 or to the extent the breach otherwise results in benefits to Purchaser or its Affiliates.

(h)         The amount of any Claims for which an Indemnified Party is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds or Tax benefits, if any, realized by the Indemnified Party or its Affiliates (or direct or indirect owners) with respect to such Claims, net of any collection costs and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Party or its Affiliates.

(i)             Purchaser shall not be entitled to indemnification or any other remedy under this Agreement with respect to any Claims to the extent attributable to or arising out of the actions of Purchaser after Closing as owner of the Membership Interests or as owner and operator of any of the Pipeline Assets.

(j)            Notwithstanding anything herein to the contrary, in no event will the Seller Indemnitees or the Purchaser Indemnitees be entitled to duplicate recovery under this Article 11 with respect to (i) any Claim, even though the facts or series of related facts giving rise to such Claim may constitute a breach of more than one representation, warranty or covenant or agreement set forth herein or in any document delivered in connection with the Closing or (ii) any adjustments to the Purchase Price pursuant to Section 2.2.

(k)         Neither Party shall have any liability as to the other Party, and each expressly waives any claim for, punitive, exemplary, remote or speculative damages or damages that are not the natural, probable and reasonably foreseeable result of a breach of this Agreement, including damages arising from the special circumstances of the Purchaser Indemnitee or Seller Indemnitee, as applicable, whether or not such special circumstances were communicated to the Parties at the time this Agreement was executed, except to the extent such damages are recovered by an unaffiliated third Person against such Party in a third Person Claim for which such Party would otherwise be entitled to indemnification pursuant to this Article 11.

Section 11.8         Disclaimers.

(a)         EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 4 AND ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(b), (I) SELLER MAKES NO, AND EXPRESSLY DISCLAIMS ANY, REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, RELATING TO THE ASSETS AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b)         EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 4 AND ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(b), AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO THE MEMBERSHIP INTERESTS OR ANY OF THE PIPELINE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS (INCLUDING FINANCIAL STATEMENTS) PREPARED BY SELLER OR THIRD

PARTIES WITH RESPECT TO THE ACQUIRED COMPANIES OR THE PIPELINE ASSETS, (III) ANY ESTIMATES OF THE VALUE OF THE ACQUIRED COMPANIES OR THE PIPELINE ASSETS OR FUTURE REVENUES GENERATED THEREFROM, (IV) THE SUCCESS OR PROFITABILITY OF THE ACQUIRED COMPANIES OR THE PIPELINE ASSETS (WHETHER BEFORE OR AFTER THE CLOSING DATE), (V) THE POSSIBILITY OR LIKELIHOOD OF ANY ACTION, APPLICATION, CHALLENGE, CLAIM, PROCEEDING OR REVIEW, REGULATORY OR OTHERWISE, IN RESPECT OF RATES RELATED TO THE ACQUIRED COMPANIES OR THE PIPELINE ASSETS OR ANY PARTICULAR RESULT OR OUTCOME THEREFROM, (VI) THE POSSIBILITY OR LIKELIHOOD OF THE OCCURRENCE OF ANY MECHANICAL OR TECHNICAL ISSUE, PROBLEM OR FAILURE, ANY INTERRUPTION OF SERVICE OR INCREASE, DECREASE OR PLATEAU IN THE VOLUME OF PRODUCT OR SERVICE, IN EACH CASE RELATED TO THE ACQUIRED COMPANIES OR THE PIPELINE ASSETS, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE PIPELINE ASSETS, (VIII) THE POSSIBILITY, LIKELIHOOD OR POTENTIAL OUTCOME OF ANY COMPLAINTS, CONTROVERSIES OR DISPUTES WITH RESPECT TO THE EXISTING OR FUTURE CUSTOMERS OR SUPPLIERS, IN EACH CASE RELATED TO SELLER, THE ACQUIRED COMPANIES OR THE PIPELINE ASSETS, (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR RESPECTIVE EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO OR (X) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT.  SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE MEMBERSHIP INTERESTS AND THE PIPELINE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

(c)          EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 4 AND ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(b), SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS MATERIAL OR NORM INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE PIPELINE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND PURCHASER SHALL BE DEEMED TO BE ACQUIRING THE PIPELINE ASSETS “AS IS” AND “WHERE IS” FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

Section 11.9         Waiver of Trade Practices Acts.

(a)         It is the intention of the Parties that Purchaser’s rights and remedies with respect to this transaction and with respect to all acts or practices of Seller, past, present or future, in connection with this transaction shall be governed by legal principles other than the Texas Deceptive Trade Practices—Consumer Protection Act, Tex. Bus. & Com. Code Ann.  § 17.41 et seq. (the “DTPA”).  As such, Purchaser hereby waives the applicability of the DTPA to this transaction and any and all duties, rights or remedies that might be imposed by the DTPA, whether such duties, rights and remedies are applied directly by the DTPA itself or indirectly in connection with other statutes; provided, however, Purchaser does not waive § 17.555 of the DTPA.  Purchaser acknowledges, represents and warrants that it is purchasing the goods and/or services covered by this Agreement for commercial or business use; that it has assets of $5 million or more according to its most recent financial statement prepared in accordance with generally accepted accounting principles; that it has knowledge and experience in financial and business matters that enable it to evaluate the merits and risks of a transaction such as this; and that it is not in a significantly disparate bargaining position with Seller.

(b)         Purchaser expressly recognizes that the price for which Seller has agreed to perform its obligations under this Agreement has been predicated upon the inapplicability of the DTPA and this waiver of the DTPA.  Purchaser further recognizes that Seller, in determining to proceed with the entering into of this Agreement, has expressly relied on this waiver and the inapplicability of the DTPA.

ARTICLE 12
MISCELLANEOUS

Section 12.1         Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.  Either Party’s delivery of an executed counterpart signature page by facsimile (or email) is as effective as executing and delivering this Agreement in the presence of the other Party.  No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.

Section 12.2         Notice.

All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by courier, by facsimile or by registered or certified mail, postage prepaid, as follows:

If to Seller:	WGR Operating LP
1201 Lake Robbins Drive
The Woodlands, TX 77380
Attention: Chief Executive Officer
Telephone: (832) 636-6000
Facsimile: (832) 636-5113

With a copy to:	Western Gas Partners LP
1201 Lake Robbins Drive

The Woodlands, TX 77380
Attention: Associate General Counsel
Telephone: (832) 636-6000
Facsimile: (832) 636-5113

If to Purchaser:	Legacy Reserves Operating LP
303 West Wall, Suite 1800
Midland, Texas 79701
Attention: Dan G. LeRoy
Telephone: (432) 689-5200
Facsimile: (432) 689-5299

With a copy to:	Beatty & Wozniak, P.C.
216 16th Street, Suite 1100
Denver, Colorado 80202
Attention: Michael J. Wozniak
Telephone: (303) 407-4499
Facsimile: (303) 407-4494

Either Party may change its address for notice by notice to the other in the manner set forth above.  All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

Section 12.3         Sales or Use Tax Recording Fees and Similar Taxes and Fees.

Purchaser shall bear: (a) any sales, use, transfer, goods and services, registration, capital, documentary, stamp, recording or other similar Taxes (“Transfer and Recording Taxes”) incurred and imposed upon, or with respect to, Purchaser’s acquisition of the Membership Interests of the Company and (b) any fees or payments to third parties under the Easements (if any) incurred as a result of Purchaser’s acquisition of the Membership Interests of the Company; provided, however, that Seller shall bear the transfer fees set forth on Schedule 12.3.  If Purchaser’s acquisition of the Membership Interests of the Company is exempt from any Transfer and Recording Taxes upon the delivery or filing of an appropriate certificate or other evidence of exemption, Seller will cooperate with Purchaser in obtaining such certificate or evidence and as otherwise reasonably requested by Purchaser to minimize the imposition of such Transfer and Recording Taxes.

Section 12.4         Expenses.

Except as provided in Section 12.3, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the documents delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 12.5         Change of Name.

As promptly as practicable, but in any case within ninety (90) days after the Closing Date, Purchaser shall eliminate in all material respects the names “Western Gas” and “Anadarko”, and any variants thereof from the Pipeline Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

Section 12.6         Replacement of Bonds, Letters of Credit and Guarantees.

The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Seller with Governmental Bodies and relating to the Acquired Companies or the Pipeline Assets may be transferable to Purchaser.  Promptly following Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller or to consummate the transactions contemplated by this Agreement.

Section 12.7         Governing Law and Venue.

THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS OTHERWISE APPLICABLE TO SUCH DETERMINATIONS.  THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE CIVIL DISTRICT COURTS OF THE STATE OF TEXAS LOCATED IN HARRIS COUNTY, TEXAS AND APPROPRIATE APPELLATE COURTS THEREFROM, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS (WHETHER IN CONTRACT OR TORT OR OTHERWISE) IN RESPECT OF ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENT DELIVERED IN CONNECTION HEREWITH MAY BE HEARD AND DETERMINED IN SUCH COURTS.  THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH DISPUTE, CONTROVERSY OR CLAIM BROUGHT IN ANY SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE, CONTROVERSY OR CLAIM.  EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

EACH OF THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENT DELIVERED IN CONNECTION HEREWITH.  EACH PARTY ACKNOWLEDGES THAT IT HAS HAD AN OPPORTUNITY TO CONSULT WITH INDEPENDENT COUNSEL AND THAT IT HAS KNOWINGLY AND VOLUNTARILY AGREED TO THIS WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 12.8         Captions.

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 12.9                            Waivers.

Any failure by any Party or Parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the Party or Parties to whom such compliance is owed.  No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.10                     Assignment.

No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 12.11                     Entire Agreement.

The Confidentiality Agreement, this Agreement and the Exhibits and Schedules attached hereto, and the documents to be executed hereunder constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 12.12                     Amendment.

This Agreement may be amended or modified only by an agreement in writing executed by both Parties.  No waiver of any right under this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

Section 12.13                     No Third-Party Beneficiaries.

Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any Claims, remedy or right of any kind, except as to those rights expressly provided to Seller Indemnitees and Purchaser Indemnitees and those rights expressly provided in Section 12.20; provided, however, that any claim for indemnity hereunder on behalf of a Seller Indemnitee or a Purchaser Indemnitee must be made and administered by a Party to this Agreement.  Each of Seller and Purchaser may elect to exercise or not exercise indemnification rights under Section 11.5 on behalf of the other Indemnified Parties affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Parties for any action or inaction under Section 11.5.

Section 12.14                     References.

In this Agreement:

(a)         References to any gender includes a reference to all other genders;

(b)         References to the singular includes the plural, and vice versa;

(c)          Reference to any Article or Section means an Article or Section of this Agreement;

(d)         Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e)          Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;

(f)           References to any Law will include all rules and regulations promulgated thereunder, and references to any Law will be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable Law;

(g)          References to any document will include any amendment, restatement or supplement to, or replacement or novation of, such document, but disregarding any amendment, restatement, supplement, replacement or novation made in breach of this Agreement;

(h)         References to “days” are to calendar days unless otherwise indicated;

(i)             Unless otherwise specified, currency amounts referenced herein are in United States Dollars; and

(j)            “Include” and “including” means include or including without limiting the generality of the description preceding such term.

Section 12.15                     Construction.

Purchaser is a Party capable of making such investigation, inspection, review and evaluation of the Membership Interests and the Pipeline Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Membership Interests and the Pipeline Assets and their value, operation and suitability.  Each of Seller and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated hereby.  This Agreement is the result of arm’s-length negotiations from equal bargaining positions.  In the event of a dispute over the meaning or application of this Agreement, it shall be construed fairly and reasonably and neither more strongly for nor against either Party.

Section 12.16                     Conspicuousness.

The Parties agree that provisions in this Agreement in “bold” or “all caps” type satisfy any requirements of the “express negligence rule” and any other requirements at law or in equity that provisions be conspicuously marked or highlighted.

Section 12.17                     Severability.

If any term or other provisions of this Agreement is held invalid, illegal or incapable of being enforced under any rule of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner with respect to either Party.

Section 12.18                     Time of Essence.

Time is of the essence in this Agreement.  If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 12.19                     Equitable Remedies.

(a)         Each Party acknowledges that its obligations hereunder are unique and that remedies at law, including monetary damages, will be inadequate in the event it should default in the performance of its obligations under this Agreement. Accordingly, in the event of any breach (i) by Purchaser, prior to the Closing, of Section 7.2 or Section 7.5 or of the Confidentiality Agreement or, following the Closing, of any agreement or covenant set forth in this Agreement to be performed after the Closing; or (ii) by Seller, prior to the Closing, of Section 7.1, Section 7.2 or Section 7.5 or of the Confidentiality Agreement or, following the Closing, of any agreement or covenant set forth in this Agreement to be performed after the Closing, the other Party shall be entitled to seek equitable relief, without the proof of actual damages, including in the form of an injunction or injunctions or temporary orders for specific performance to prevent such breaches of this Agreement and to order the defaulting Party to affirmatively carry out such obligations under this Agreement, and each Party hereby waives any defense to the effect that a remedy at law would be an adequate remedy for such breach. Such equitable relief shall be in addition to any other remedy to which each Party is entitled to at law or in equity as a remedy for such nonperformance, breach or threatened breach and shall in no way serve to limit a Party’s rights under Article 10.  Each Party hereby waives any requirements for the securing or posting of any bond with such equitable remedy. The foregoing shall not be deemed to be or construed as a waiver or election of remedies by either Party, each of whom expressly reserves any and all rights and remedies available to it at law or in equity in the event of any such breach or default by the other Party under this Agreement.

(b)         Notwithstanding the right of Seller generally to seek equitable relief as described in Section 12.19(a), Seller may not seek any type of equitable relief to cause the Closing to be consummated and the Purchase Price to be paid.

Section 12.20                     Non-Recourse

This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding (whether in contract or in tort or otherwise) based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto.  No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equity holder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution, and each Party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.  Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

[SIGNATURES BEGIN ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties hereto on the date first above written.

SELLER:		PURCHASER:
WGR OPERATING LP		LEGACY RESERVES OPERATING LP

By: Legacy Reserves Operating GP LLC,
its general partner

/s/ Donald R. Sinclair		/s/ Kyle A. McGraw
By:	Donald R. Sinclair	By:	Kyle A. McGraw
Title:	President and Chief Executive Officer	Title:	Executive Vice President & Chief Development Officer